6/21

[redacted]

05009860

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Fuji Heavy Industries Ltd.**

***CURRENT ADDRESS** **Subaru Building, 7-2 Nishi-Shinjuku 1-chome, Shinjuku-ku Tokyo, 160-8316, Japan**

****FORMER NAME**

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

****NEW ADDRESS** ________________

3-31-04

FILE NO. **82-1132** **FISCAL YEAR** **2004**

* Complete for initial submissions only ** Please note name and address changes

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OICF / BY: S. Min

DATE:07/20/05

FUJI HEAVY INDUSTRIES LTD.

ANNUAL REPORT 2004

For the year ended March 31, 2004

What, Why, and How

GLOBAL PLAYER WITH A PREMIUM BRAND



ARS
3-31-04

SUBARU

SUBARU

Fuji Heavy Industries Ltd. (FHI) is a global manufacturer of transportation and aerospace-related products and the maker of Subaru automobiles. FHI's roots go back to 1917, when Japan's first Aircraft Research Laboratory (later Nakajima Aircraft Co., Ltd.) was established, 14 years after the Wright Brothers' first successful flight of the Kitty Hawk flyer in 1903. While some of the world's automakers have their roots in the aircraft industry, FHI is the only automaker who continues to build aircraft today.

Effective on July 15, 2003, the 50th anniversary of the Company's founding in 1953, FHI introduces the 6-star ("mutsuraboshi") Subaru automobile emblem design as its new corporate symbol. The Company uses both the new symbol and logo to further fortify its brand image and awareness on a global basis.



Disclaimer Regarding Forward-Looking Statements

Statements herein concerning plans and strategies, expectations or projections about the future, FHI's efforts with regard to various management issues, and other statements, except for historical facts, are forward-looking statements. These forward-looking statements are subject to uncertainties that could cause actual results to differ materially from those anticipated. These uncertainties include, but are not limited to, general economic conditions, demand for and prices of FHI's products, FHI's ability to continue to develop and market advanced products, and currency exchange rates.

FHI disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTENTS

Think. Feel. Drive.

TAKING OFF

Subaru, our basic competitive strategy depends upon the ability to impress our customers' hearts and minds with Subaru cars on the global stage. We came up with "Think. Feel. Drive." as the brand message which is our promise to deliver consistent value to people all over the world who love cars and appreciate the feel of driving performance.



HOW we will reach the targets



Kyoji Takenaka
President and CEO

Fiscal 2004, ended March 31, 2004—the second year of the Fuji Dynamic Revolution-1 (FDR-1) medium-term business plan—was a year for solidifying the Company's brand strategy of becoming "a global player with a premium brand" and evaluating the progress. In product development, we launched the all-new Legacy in May 2003 and the Subaru R2 in December 2003, both of which have garnered fervent market acclaim. In particular, our flagship Legacy made a substantial contribution by maintaining strong sales not only in Japan, but also in Europe and Australia. Furthermore, seemingly in recognition of the significant juncture represented by our 50th anniversary, the year witnessed a series of milestone events. Not only did the Legacy win the Car of the Year Japan 2003-2004 Award, but Subaru took the driver's champion title at the World Rally Championship (WRC) for the third time. At the same time, with the sudden appreciation of the yen during the second half of the year and slow sales of the prior Legacy model, which was in its final model year, the Company faced heavy odds in its business endeavors in the United States. Fiscal 2004 was thus a year of both achievement and concern.

Consolidated net sales for fiscal 2004 rose 4.9%, to ¥1,439.4 billion, on the strength of firm Legacy sales in Japan, growth in Legacy sales in Europe, and the contributions of consignment production at our local manufacturing subsidiaries in the United States. However, operating income slipped 25.5%, to ¥50.3 billion, due to the yen's strength against the U.S. dollar, struggling sales in the United States, and increases in initial costs related to the introduction of new models.



Nevertheless, net income for the term climbed 15.4%, to ¥38.6 billion.

Against this backdrop, we, Fuji Heavy Industries Ltd. (FHI), made definite progress toward attaining the ideals to which Subaru aspires, giving us new confidence in the accuracy of the direction we have been taking. Looking ahead, we have designated fiscal 2005 as the year for going on the offensive in sales by reaping continued benefits from our previous efforts. In particular, we will aim to achieve success in the important U.S. market with the new Legacy and Outback launches.

FDR-1 results for fiscal 2004

We make it a corporate objective to enhance the value of the Subaru brand in the FDR-1 so as to continue to exert a worldwide presence for FHI, which now holds a 1% share of the global automobile market. After reforming our management structure and making other fundamental improvements in the first year of FDR-1, we then turned our attention to the full-scale commencement of our brand strategy in the second year.

In rolling out our plan, we aimed to establish Subaru as a premium brand by publicizing Subaru's brand philosophy at the world's four major motor shows (Detroit, Geneva, Frankfurt, and Tokyo) and coordinating product and advertising operations.

Specifically, starting with the unveiling of the Subaru B11S—a concept car that harmonizes with Subaru's design innovations—at the March 2003 Geneva Motor Show, FHI went on to introduce, one after another, the various models in its Legacy series. In May 2003 and June 2003, it brought out the Touring Wagon and B4 sedan versions of the Legacy, respectively, and staged the world premier of the new Outback as well as the 3.0-liter six-cylinder Legacy 3.0R at the Frankfurt Motor Show in September 2003. Continuing to make strides in brand deployment throughout the fiscal year, we rolled out the B9 Scrambler and the R1e—two concept cars that represent a further evolution in Subaru's styling message—at the Tokyo Motor Show in 2003. In December 2003, we launched the Subaru R2, suggesting a new segment of mini passenger car.

Meanwhile, regarding reforms to management structure and business operations, on the manufacturing side, extensive programs were implemented to coincide with the launch of the Legacy. Along with the introduction of FMS (Flexible Manufacturing System) for assembly lines, we integrated the passenger and commercial assembly lines for the minicars, thus establishing a manufacturing system capable of flexible response to changes in market demand. In purchasing and procurement operations, we are working to reduce costs and improve quality by applying our companywide total cost reduction activities, CSR-1 (Cost Structure Revolution-1), not only to our Japan operations but also to those in the United States.

We also made substantial progress on the product level in our alliance with the General Motors Corporation (GM) Group. For Saab Automobiles AB, a Swedish company under the GM umbrella, we solidified plans for joint development of the Saab 9-2X based on a Subaru chassis. Production was commenced in March 2004 at FHI's Yajima Plant, and shipments also began to Saab's North American sales network.

FHI's internal companies also made significant progress toward sales expansion. The Aerospace Company began its first shipments of A380 components to Airbus S.A.S. and made the decision to participate in various new large-scale projects. The Industrial Products Company launched its new model portable generators. Meanwhile, the Eco Technologies Company benefited from special demand for its sanitation trucks as a result of exhaust emission restrictions on diesel-powered vehicles, which in turn helped to strengthen its business foundation ahead of its becoming a wholly self-sustaining company.

With our FDR-1 plan thus producing steady results, in fiscal 2005, the third year of the plan, we intend to achieve a substantial increase in sales volume fed by a solid product lineup, including the Legacy and the Subaru R2, and concentrate on compiling our resources toward the establishment of Subaru as a premium brand.

Performance Overview (Billions of yen)

	Actual Results		Forecast for
	2003	**2004**	2007
Automotive Sales Volume (thousand units)	555	**553**	715
Net Sales	1,372.3	**1,439.4**	1,720.0
Operating Income	67.5	**50.3**	91.0
Net Income	33.4	**38.6**	48.0
Depreciation	48.8	**53.2**	66.0
Capital Investment	64.6	**74.6**	65.0
R&D Expenses	60.1	**57.5**	63.0
Interest Bearing Debt	389.1	**378.9**	420.0
Exchange Rate (¥/$)	123	**116**	105

Market changes and revisions to the medium-term business plan

Although the FDR-1 plan, which we initiated in fiscal 2003, has by and large proceeded as expected, we anticipate that the appreciation of the yen, which began in the second half of fiscal 2004, will have a substantial effect on future progress.

In response to these changes in the market environment, FHI has revised its final targets for the FDR-1. The main points of these revisions are a change in the yen-dollar exchange rate conditions, from ¥115 to ¥105, and a postponement of local production in China, which was included in the original plan, due to the Company's decision to place priority on sales of exported cars in light of the current market situation.

To minimize the effects of these issues, FHI will step up its CSR-1 implementation and work cost reduction into its plans, including fixed costs, through close investigation of investment spending. As a result, we have set new targets for fiscal 2007, the final year of the FDR-1 plan, of 715,000 units in sales, a decrease of approximately 6%, net sales of ¥1,720.0 billion, and operating income of ¥91.0 billion, a decline of 17% from the original plan.

Regarding FHI's strategy for the Chinese market, which has an effect on sales volume, Subaru had been conducting feasibility studies on local production through our alliance with GM. The Chinese market is currently experiencing tremendous growth. However, taking into account the scale of Subaru's business, we came to the decision that Subaru should put the first priority on raising its brand recognition and thus decided to concentrate on establishing the Subaru brand through the export of completed vehicles. At the June 2004 Beijing Motor Show, we announced our full-scale entry into the export of completed vehicles through distributors in the north, east, and south China regions.

Thus, we have made practical revisions to the content of the FDR-1 plan while at the same time adhering to our basic direction, and we will continue to grow our brand value up and strengthen our sales network. In doing so, we are establishing a durable foundation in response to changes in the business environment and reforming our corporate framework to enable prompt response to such changes.



HOW we will reach the targets

Future product rollout and sales framework enhancement

Subaru's product strategy is composed of its crossover strategy, represented by its All-Wheel Drive (AWD) technology and its high-performance strategy, symbolized by its horizontally-opposed turbo-charged engine.

In its all-new Legacy lineup, Subaru expanded the marketing scope of its Outback to Japan, which had hitherto been an exclusively overseas product, thus making it a global standard carline brand. The response of domestic sales has exceeded all expectations, resulting in great acclaim for Subaru's crossover concept in Japan as well. Given this opportunity to further accelerate our progress in this marketing direction, we will work to strengthen our crossover line through such collaboration as that with L.L.Bean over the Legacy Outback and Forester.

Meanwhile, in the high-performance lineup, with our long history of success in the WRC, we will make maximum use of the opportunity presented by the first WRC races to be held in Japan, the September 2004 Rally Japan, to further raise recognition of the Subaru brand and its reputation for superior active driving. In the United States, we will also introduce the GT and XT turbo-charged engine series of the all-new Legacy and Outback, which we launched in June 2004, as well as the turbo-charged Forester XT, Impreza WRX-STi, and turbo-charged Baja. By offering such turbo-charged engine models in all of our product lineup, we will further advance our high-performance strategy and work to expand sales.

Furthermore, in fiscal 2006, we plan to introduce a new crossover utility vehicle belonging to the E segment, luxury SUVs, which is one segment above the Legacy. With this strategic new type of vehicle, we will raise our sales in the United States to the next level. Subaru strategically developed this new category of vehicle—which will be produced at Subaru of Indiana Automotive, Inc. (SIA), the U.S. production plant—primarily for the United States market. To coincide with these product initiatives, we will make structural preparations to raise Subaru sales in North America from their current level of just below the 200,000 unit mark to 250,000 units by fiscal 2007. With this sales intensive strategy, we will redevelop our dealership network to focus on bolstering dealerships in 25 major cities, especially targeting the 14 cities mainly in the "sunbelt" region.

Product Strategies



In Japan, along with strengthening our aforementioned crossover strategy, in the domestic market category of minicars, in addition to the R2 and Pleo, we will introduce a new type of car in early 2005 that can be considered a coupe version of the R2. We are also currently developing a new concept multi-passenger car for introduction in fiscal 2007 that will stand together with the Legacy, Forester, and Impreza as a new pillar of our product lineup. Concurrent to these product enhancement initiatives, we will continue to establish new dealerships and refurbish existing ones, which we have been doing over the past few years. Primarily by raising the quality of its sales services, our target is a domestic sales network capable of achieving 320,000 units in annual sales by fiscal 2007.


HOW we will reach
the targets

In Europe, we will gradually augment the functions of Subaru Europe N.V./S.A., which we established in fiscal 2002, and thoroughly implement consistent marketing operations. At the same time, we will strengthen sales in Russia, Ukraine, and other emerging markets that offer a strategic fit with Subaru cars.

In Australia, the improvements of marketing power that we have been implementing over the past several years have been highly successful, and we will go forward to sustain firm sales while maintaining premium value.

In China, as mentioned above, we will place priority on building brand image and developing marketing operations that will distance ourselves from other already established mass production vehicle brands.

Future development for FHI's other three companies

In non-automobile business operations, FHI is now ready to implement new endeavors, having completed in fiscal 2003 a reorganization it had been conducting for the sake of developing future potential and synergistic effects.

In the Aerospace Company, from which FHI originated, we delivered our FFOS (Forward Field Observation System) to the Japan Defense Agency—which leverages FHI's individual technology of unmanned aerial vehicle system integration.

We have also taken a prime contract for the next-generation AH-64D attack helicopter and are currently under way with our next-generation Maritime Patrol Aircraft and Cargo Transport Aircraft (P-X/C-X) development projects, which should gradually make contributions on sales starting in fiscal 2005.

In the commercial sector, FHI has been involved in numerous international and national projects, including the development of the Boeing 7E7 and an environmentally-friendly regional jetliner program, a government-funded R&D activity. In our own projects, we will begin supplying mass-produced wings for the Eclipse 500, a small business jet project with Eclipse Aviation Corporation of the United States.



In the Industrial Products Company, in our aim to establish ourselves as a top-ranking brand in professional use compact industrial engines, we are completely revising our portfolio. In the course of the strategy, we will focus on environmentally-friendly high value-added engines in the Japanese market, while strategically consolidating the production of cost-driven engines in China.

In the Eco-Technologies Company, in our main business of top-ranking brand sanitation trucks, in addition to raising competitiveness through quality enhancement and streamlining in manufacturing, we will work to attain further product appeal through joint development of our next-generation models with the No. 2-ranking manufacturer. We are also engaged in the development of a large-scale wind power generator system and intelligent robotics technologies.

Thus, by conducting business reforms in each of its internal companies and achieving mutual technological synergies with the Subaru Automotive Business Unit, FHI will work to bring its original and unique comprehensive strengths into full play.

Aiming at further growth for the Subaru brand

In November 2003, Subaru triumphantly won its first Car of the Year Japan Award with its all-new Legacy series. We at Fuji Heavy Industries Ltd. consider the winning of this award to be a firm appreciation of Subaru's unique car-developing philosophy, pursuing "the value that cars should genuinely possess while ascertaining accurately the needs of the times" based on customer-oriented mind simultaneously.

We believe that the months and years that lie ahead will increasingly put to the test our technological ability to meet global needs and maximize the unique characteristics of our brand, while at the same time placing top priority on environmental conservation. We will leverage our unique qualities to vie with mass-product manufacturers who compete on quantity. It is our belief that the course FHI and Subaru must follow is none other than the pursuit to establish a premium brand.

To become a company with a worldwide presence and appeal based on the strength of unrivalled "value-generating craftsmanship"—that is the "Subaru spirit" that we constantly strive for.

K. Takenaka.

Kyoji Takenaka
President and CEO



Think.

To be "a global player with a premium brand"—it is this aspiration under which we introduced the long-awaited all-new Legacy in May 2003. Following the introduction of the flagship model Legacy Touring Wagon, we completed the series lineup by introducing the Legacy B4 sedan in June 2003 and unveiling the Legacy Outback at the October 2003 Tokyo Motor Show. As the fruits of our diligent development of the entire Legacy series, the Legacy was the winner of the Car of the Year Japan 2003-2004 Award. In June, we introduced the all-new Legacy in Europe and Australia, where resulting Subaru sales more than doubled year on year, thereby advancing Subaru's recognition as a global player.

Furthermore, in December 2003, in line with our new brand strategy, we launched the distinctive Subaru R2 minicar, whose fresh design has kept the production lines busy keeping up with demand.

Having thus assembled its main product lineup, Subaru plans to assume a sales offensive in fiscal 2005. Particularly in North America, with the May 2004 introduction of the all-new Legacy, Subaru's ability to rise to the occasion will be put to the test as its aims to break through the 200,000 unit barrier in annual sales for the first time.

Subaru's automobile craftsmanship endeavors



With its long history and emphasis on safety, Subaru has always shared common values with its customers, including an appreciation for the "Driving Pleasure." Supporting our safety-oriented mind-set, which we call "Active Driving, Active Safety," is our horizontally-opposed engine based symmetrical AWD system—our core technology (see page 20 for details).

Subaru introduced Japan's first horizontally-opposed engine in 1966 and the world's first 4WD system for passenger vehicles in 1972. After relentless evolution of these technologies, our AWD system maximizes its full potential of both technologies to produce two types of driving experience with two product lines—the high performance lineup symbolized by numerous victories in the World Rally Championships and the crossover lineup, characterized by passenger car based sport utility vehicles (SUVs).

Toshio Masuda, the Legacy's Project General Manager discussed the evolution of the Legacy as follows.

"During the 1990s, Subaru single-handedly created the unique market segments known as the 'GT wagon' in Japan and 'crossover' wagon in the United States. The crossover wagon segment has now evolved into a massive global SUV trend and high-growth market, with all European premium brands following in its footsteps.

"Along with these trends, the new Legacy and Outback realized high performance in terms of an emotional response, and above and beyond that, with the further evolution of its symmetrical AWD core technology. Leveraging the unique features of the low-center of gravity horizontally-opposed engine, the Legacy and the Outback deliver firm road-gripping handling. Since the turbo-charged engine's powerful character is gaining consumers' preference in the United States, we took advantage of both high performance direction and crossover by putting a 2.5-liter turbo-charged engine in the Outback as well as the Legacy. This 2.5-liter turbo-charged engine received the 2004 Ward's 10 Best Engines award. We have also taken environmental conservation into account with our turbo-charged engines by simultaneously pursuing high power throughout the entire rpm range and good fuel economy. Furthermore, in Europe, our 3.0-liter six-cylinder DOHC engine model is a performance vehicle with Europe's traditional 3.0-liter prestigious models in mind.

"The new Outback is even sportier. The new packaging can be achieved with our desire for greater concord between car and driver, a more fun driving experience, and even a 10-mm lower center of gravity.



[illegible] Legacy captured the top trophy for winning the Car of the [illegible] Japan 2003-2004 Award.

[illegible] Masuda, Project General Manager of Subaru Product & [illegible] Planning Division, holds the winning trophy.



"With a 50-mm greater height than the standard Legacy and an average ground clearance of 200 mm, the Outback combines the on-road performance of a passenger car with the benefits of an SUV with additional off-road performance. With these unique characteristics, the Outback has been acclaimed as the 'Best of Both Worlds,' enabling owners to experience an entirely different world of driving."

Creating a unified global brand image

"With strong sales of both the wagon and sedan versions of the all-new Legacy in Japan, the lineup ranked among the top 10 best selling cars in the second half of calendar year 2003. While the enhanced product appeal of both the wagon and sedan Legacy models was the source of this accomplishment, particularly noteworthy was that the Outback accounted for more than 20% of overall sales. Subaru changed the model formerly known as the 'Lancaster' name to the globally standard 'Outback' name and succeeded in achieving greater recognition of its product appeal. We now have a firm indication that the crossover line forged by the Outback has come to be accepted in Japan as well. In Japan our brand image has been received as one primarily of high performance, represented by such models as the GT Wagon. But with the introduction of the Outback, we have succeeded in reaching out to a broader range of customer and age characteristics." (Hideo Wada, Senior Executive Vice President)

In Europe as well, where each premium brand holds its own particular sphere of influence, sales of the all new Legacy have grown steadily following its market launch. The Impreza, which has put in strong performances on the WRC circuit, and the crossover Forester are showing firm and stable sales. With the additional sales expansion of the Legacy and Outback, *we are aiming to achieve a new annual sales record of 60,000 units in a few years.*

In contrast to Japan, the Outback accounts for 80% of Legacy series sales in the United States.

"With the full model change of the Legacy, in addition to the crossover lineup, Subaru will roll out its high performance lineup in the United States as well. Indeed, we have an aggressive marketing approach, with a special U.S. market 2.5-liter turbo-charged engine powering all wagon, sedan, and Outback Legacy models. We expect our turbo-charged models, pioneered by the Impreza WRX in 2001, will get results by this accumulated broad appeal and expertise. The best way to get to know the advantages of the Legacy is to actually drive one. By diligently and continually holding test drive fairs in Japan, we have succeeded in boosting sales. In the United States, as well, we plan to assemble caravans and implement widespread test drive fairs that offer comparisons with European cars."



Hideo Wada, Representative Director of the Board,
Senior Executive Vice President



Sales Balance by Models & Regions (CY 2003)
(1,000 units)
247
113
203
54
36
542
54%
1%
9%
10%
27%
3%
19%
21%
58%
5%
32%
21%
42%
8%
35%
38%
19%
5%
36%
27%
32%
25%
3%
22%
18%
32%
Japan
Japan excl. minicar
North America
Europe Middle East Africa
Asia Pacific
Global
Legacy
Forester
Impreza
Other
Mini

In 2003, despite slow Legacy sales due to the impending model change, overall U.S. sales rose 4%, to a record of 187,000 units. This was driven by strong sales of the Forester and additional sales of the Baja. Forester sales set a new record by reaching the 60,000 unit, driven by its new turbo-charged engine and also by winning the highest evaluation among 12 vehicles in its class on the collision safety test of the IIHS (Insurance Institute for Highway Safety).

Premium brand supporting sales framework

In terms of sales volume, Australia ranks in third place after Japan and the United States—having broken sales records for the past six consecutive years. Subaru has achieved a resounding success in establishing its brand there with its Subaru Interactive @ Docklands, a multipurpose mega-dealer without parallel in any part of the world.

Situated on a site of more than 20,000 m², the dealership features a vast showroom capable of displaying more than 16 cars, cutting-edge service facilities, and two different test drive courses, offering rough road and paved surface driving. There is also an abundance of mechanisms to help customers experience the Subaru advantage, including a theater showing Subaru informational videos, a driving simulator, and a Subaru Technica International (STi) base. In addition to these and other elements of the facility, including vehicle handover ceremonies, its activities have caught the attention of other automakers' in Melbourne.

Subaru is beginning to introduce large-scale facilities rooted in the same concept in Japan and the United States. At our BEST SHOP Kuryu in Miyagi Prefecture, we offer a driving simulator, an STi base and customized items, and "G-Park," a used car display area. Here, we also conduct vehicle handover ceremonies, through which we are expanding the population of Subaru fans.

In Japan, we plan to expand our current 550 dealerships to 600 as well as increase the number of "Subaru Shops," sub dealerships that supplement our sales network, from the current 200 to 250. Along with expanding our sales force from the current approximately 4,400 sales persons to 5,000, we will also leverage our sales training facility, which will be completed in autumn 2004, and be prepared to make great improvements in both quality and quantity. Through these initiatives, we are aiming to reach the 320,000-unit mark in domestic sales.


SUBARU
Interactive @ Docklands

Subaru Interactive @ Docklands, a multipurpose mega-dealer in Melbourne, Australia
BEST SHOP Kuryu in Miyagi Prefecture, Japan




Dealer Network in Japan
1,000
400
200
0
753
209
544
850
250
600
FY 04
FY 07 (Planned)
Outlet
Subaru Shop

Enhancing our ability to sell pre-owned vehicles is essential to establishing a premium brand. We are currently strengthening our approach to this important part of our business through such steps as outfitting large-scale used car display facilities in the major cities.

Subaru has also enhanced its dealership network in the United States over the past few years. We are concentrating on increasing the number of exclusive dealerships and separate showroom dealerships among our approximately 600 dealers as we aim to reach the 250,000 unit sales in fiscal 2007.

Sales expansion initiatives in the key U.S. market

An examination of Subaru's region-to-region market share in the United States reveals that Subaru has maintained strength in the snowbelt area of the northeast and northwest, with a share of 1.5%, by leveraging the advantages of its AWD products. On the other hand, in many areas of the so-called sunbelt in the south, Subaru's share is less than 0.5%, which is an issue to be addressed. (Overall U.S. market share: 1.1%)


Subaru Market Share:
1.1% (CY 03) ⟹ 1.5% (CY 06)
Snowbelt market share: 1.5%
Louisville
Atlanta
Dallas
Houston
Austin
San Diego
Market Share (%)
2.9 ~ 6.5
1.4 ~ 2.9
0.8 ~ 1.4
0.5 ~ 0.8
0.1 ~ 0.5
Sunbelt market share: 0.5%


U.S. Sales and Fleet Trends
250
100
50
0
CY 96
CY 97
CY 98
CY 99
CY 00
CY 01
CY 02
CY 03
CY 04 (Planned)
Legacy+Baja
Impreza
Forester
Fleet


Upgrading Sales Network in U.S.
800
600
400
200
0
585
600
38%
29%
33%
25%
33%
42%
CY 03
CY 06 (Planned)
Exclusive Dealer
Separate Showroon
Dual Dealer

Three main factors underlie the fundamental business enhancements needed to achieve sales of 250,000 units and augment our brand power in the United States. The first of these is improving our products. Specifically, in addition to the Impreza and Forester, we have taken advantage of the introduction of the Legacy by adding a turbo-charged model to the series, thus completing our high performance lineup. Our aim in these measures is to establish dual pillars for our business: crossover and high performance. In addition, by introducing a new XUV (Crossover Utility Vehicle), produced exclusively for the U.S. market, as our flagship model, we aim to establish ourselves as a premium brand in the United States.

Second, by leveraging this enhanced product power, we plan to raise our share of the sunbelt market from the current 0.5% to 0.9% by fiscal 2007. We plan to also seek to raise our share of the snowbelt market from the current 1.5% to 1.9% and achieve an overall U.S. market share of 1.5%.

Third, it is essential to improve the quality of the sales network to become a premium brand. We will increase the percentage of exclusive and separate showroom dealerships from the current 62% to 75% by fiscal 2007 while at the same time upgrading our sales bases with high-quality storefronts and showrooms and implement new customer satisfaction initiatives. Through these actions, we aim to raise annual per dealer sales from the current 300 unit level to the 400 unit level and beyond, then establish a premium franchise linked directly to our products.

Feel,


SUBARU R2



Kiyoshi Sugimoto, Corporate Vice President, Chief General Manager of Subaru Design Dept., Subaru Product & Portfolio Planning Division

Aiming for dramatic improvement in brand image

Brand strategy is the element most emphasized in our FDR-1 mid-term business plan. In the past, greater priority has generally been given to improving function. However, establishing a dynamic Subaru design language that thoroughly expresses the unique sensation of driving a Subaru automobile in tangible terms is an essential condition for building a premium brand.

Under the design innovation that we initiated concurrently with our FDR-1 plan, we have reached deep into Subaru's individuality, unique technologies, and other such characteristics handed down from generation to generation. At the same time, we have charged ahead with endeavors aimed at an evocative design that possesses the functional beauty of a Japanese brand as well as global ubiquity. While we are now seeking innovative designs that transcend the boundaries of traditional frameworks, we are also continuing to steadily perfect our design skills from a longer-term perspective. Our winning of the Car of the Year Japan 2003-2004 Award at this time—the halfway point in our FDR-1 plan and the moment when we are about to deliver the results of that plan to the market in fiscal 2005 and beyond—has affirmed our confidence that Subaru's new direction has captured the acclaim of the market.

Today, automakers the world over are staking their survival on the building of their own original brands, and they are vying with each other to develop designs that will set them apart from the competition. This trend has gained sudden momentum, particularly in Japan, in the realm of such new demand-creating products as minivans and SUVs. Furthermore, as consumers more quickly turn to emerging trends, the life spans of top-selling products are becoming increasingly shorter.

Against this backdrop, Subaru consistently continues to develop cars that deliver the pleasure and fun of operating a "driver's car." In addition to the Subaru spirit that our customers have come to recognize through the generations, other essential elements of our product development include the pursuit of advanced technologies, the



Andreas Zapatinas, Subaru Advanced Chief Designer, and the Subaru Advanced Design Team

proactive safety features of a "driver's car," space-saving packaging, and simple lean form. Our participation in motor sports also enables verification of our new technologies.

In our approach to design innovation, we aim to achieve a design language that will enhance the brand value of Subaru's unique individuality and continue to capture the admiration of the market, even on the global level.

In creating any new Subaru design, we strive for perfection in evocative design that will garner global appreciation for unique functional beauty based on our heritage in aircraft manufacturing and such technological attributes as the horizontally-opposed engine and AWD features. Of course, when model life and development time frames are considered, such design can hardly be developed in a single day. That is why Subaru continues to spread its design message by coordinating its product development with the display of its concept cars at the world's major motor shows (Tokyo, Detroit, Geneva, Frankfurt and Paris).

Our new styling message, which incorporates Subaru's individuality as a "New Design Language," contains the following unique features:

- Emotional and flowing beautiful form: featuring proportions that overflow with elegance and uplifting emotion.
- Expectation of exciting driving: expressing the pleasure and fun of driving by the individual and dynamic wheel-oriented design with the use of large-diameter tires.
- Surface quality: displaying a dynamic and beautiful character line from the side.
- Spread Wing Grill: a complete front design renovation on the traditional trapezoidal grill. The triple air intake front grill features an airplane engine motif that evokes the working of the horizontally-opposed engine that lies behind it.
- Enhanced rear-end design with a lean driving feel and uplifting emotion: integrating the rear bumper with body and rear combination lamps positioned at a high level.



Andreas Zapatinas

A company with a strong identity that has a precise knowledge of what its goals are. Subaru is a great brand for a designer to work with. My overall approach is to respect Subaru's identity and goals—working toward them and never forgetting them.



Subaru B9

To provide driving pleasure in the future to all people who love cars, Subaru unveiled the Subaru B9 at the Tokyo Motor Show. B9 is just like the "scrambler" motorcycle, which has generated so much excitement, and provides open air and on/off-road availability.

Elegance and uplifting emotion

Pleasure and the fun of driving

Dynamic and beautiful character line

Spread Wing Grill



R1e

After getting rid of everything but the bare-bone necessities required, Subaru has slashed body size down to "minimally compact." That's Subaru's message to the new breed of urban sophisticates, whose "less is more" lifestyles are stylish in and of themselves.



Drive.


IMPREZA
LEGACY
B4

While there are many automakers who have their origins in aircraft manufacturing, among the world's major automakers today only FHI continues to make aircraft. Let us explain the significance of this attribute by way of introducing our approach to the making of automobiles.

What exactly are the basic thought processes that go into aircraft design? These may be summed up in the following three points:

First, "Pursue Ultimate Performance." Always seeking technological innovation and pursuing functionality.

Second, "Smart and Practical Packaging." Condensing cutting-edge technologies and functions in a limited space and laying them out in economic fashion.

And finally, "Safety First in Any Environment." The imperative to enable long-distance flight, from takeoff to landing, under a full range of weather conditions.

The engineer's spirit, comprising the inseparable qualities of functionality, economy, and safety, is an integral part of Subaru's proud heritage.

The pursuit of the ultimate driving experience and maximum consideration for safety and the environment

Building the future with a superior powertrain



The engineer's spirit of the Nakajima Aircraft era was embodied in the Subaru 360, which Subaru, now reinvented as an automaker, introduced in 1958. As a "people's vehicle" supporting Japan's motorization, the Subaru 360, with a body not much larger than a motorcycle—less than three meters in length—and powered by a diminutive 360cc engine, nevertheless seated four passengers. Into the sophisticated packaging and thorough weight-saving of the Subaru 360 were introduced such aircraft making ideas as Japan's first monocoque construction and the use of aluminum components. With the Subaru 360's success in the early 1960s, other minicars emerged on the scene in rapid succession, giving rise to a unique Japanese category of cars.

One of the technologies that we have honed through these original layout concepts is our symmetrical AWD system. This unique element of Subaru technology combines a horizontally-opposed engine with a longitudinally configured drivetrain. With its low center of gravity, the horizontally-opposed engine delivers the car lower rolling forces in corners and stable surface traction. At the same time, the longitudinally configured drivetrain delivers superior maneuverability by placing the heavy transmission between the wheelbases, thereby making the yaw moment of inertia smaller. The superiority of symmetrical AWD has already been proven at the World Rally Championships (WRC), in which the performances of the world's mass-production cars are matched against each other in competition for the No. 1 position. In April 2004, Subaru again won the title in New Zealand, its 40th overall since its initial victory in 1993. Throughout this span of history, Subaru has constantly triumphed without changing its basic mechanism; it draws forth the benefits of both its horizontally-opposed engine and its longitudinally configured drivetrain. Although AWD is gradually becoming a standard car powertrain configuration, this trend will in no way detract from the technological advantages held by Subaru, which it has built up in the ultimate development arena of the WRC.

Based on this symmetrical AWD system, Subaru will aim to enhance its environmental performance as it strides ahead into the future while retaining its unique Subaru driving performance, and it is taking the advanced step of developing a horizontally-opposed diesel engine and researching new hybrid systems.







The advantages of symmetrical AWD

Through incorporating the same core technologies in its production models as those used in its WRC cars, Subaru has created excellent drivability with unprecedented balance and linear steering response when cornering. The laterally symmetrical design allows the engine to be mounted much lower in the chassis, adding unparalleled stability and balance. Encompassing a multitude of features, the horizontally-opposed engine is an engineering triumph that makes Subaru AWD possible.


marsat
FIA
DRIVERS' WORLD RALLY CHAMPION
PETTER SOLBERG
2003
SUBARU

The FIA World Rally Championship (WRC) is a contest of speed conducted on the world's harshest roads, and Subaru chose this motorsport, pitting mass-production vehicle-based machines against each other, as the ultimate arena for honing, and then demonstrating, its technologies.

Subaru began its full-fledged participation in the WRC in April 1990 with the first-generation Legacy. In the debuted event Safari Rally, Subaru achieved the first ever Group N completion in the Safari Rally history and won first place in its class. Subaru continued to claim Safari Rally class wins from 1991 through 1997 and placed first in Group N for four consecutive years. Then, in the 1993 New Zealand Rally, Subaru won the long-sought overall victory.

The Impreza also marked its first full-fledged WRC entry in the latter half of the 1993 season. Winning second place overall and proving its superior performance in its debut at the 1000 Lakes Rally, the Impreza won three consecutive FIA WRC Manufacturers' Champion in 1995, 1996, and 1997. Subaru also won the FIA WRC Drivers' Champion in 1995, 2001, and 2003. Through these achievements, Subaru has integrated technologies gained in the WRC into its mass-production vehicles and leveraged its success in the branding development.

The grass roots of the motor sports challenge, the notion that the mastery of driving ensures safety, lie at the heart of the engineer's spirit of Subaru.

Subaru's 41 World Rally Championship Victories

Victory	Year	Event	Car	Driver/Co-Driver	Wins
[illegible]	1993	New Zealand	Legacy	C. McRae/D. Ringer	SUBARU's first ever overall winning since its participation in WRC
[illegible]	1994	Acropolis	Impreza	C. McRae/D. Ringer	SUBARU Impreza's first ever overall winning WRC event
[illegible]	1994	New Zealand	Impreza	C. McRae/D. Ringer	
[illegible]	1994	RAC	Impreza	C. McRae/D. Ringer	
[illegible]	1995	Monte Carlo	Impreza	C. Sainz/L. Moya	
[illegible]	1995	Portugal	Impreza	C. Sainz/L. Moya	
[illegible]	1995	New Zealand	Impreza	C. McRae/D. Ringer	
[illegible]	1995	Catalunya	Impreza	C. Sainz/L. Moya	
[illegible]	1995	RAC	Impreza	C. McRae/D. Ringer	C. McRae won his first ever FIA WRC Drivers' Champion with SUBARU SUBARU won first ever FIA WRC Manufacturers' Champion
[illegible]	1996	Acropolis	Impreza	C. McRae/D. Ringer	
[illegible]	1996	Sanremo	Impreza	C. McRae/D. Ringer	
[illegible]	1996	Catalunya	Impreza	C. McRae/D. Ringer	SUBARU won 2-year consecutive FIA WRC Manufacturers' Champion
[illegible]	1997	Monte Carlo	Impreza	P. Liatti/F. Pons	
[illegible]	1997	Sweden	Impreza	K. Eriksson/S. Parmander	
[illegible]	1997	Safari	Impreza	C. McRae/N. Grist	
[illegible]	1997	Tour de Corse	Impreza	C. McRae/N. Grist	
[illegible]	1997	New Zealand	Impreza	K. Eriksson/S. Parmander	
[illegible]	1997	Sanremo	Impreza	C. McRae/N. Grist	
[illegible]	1997	Australia	Impreza	C. McRae/N. Grist	
[illegible]	1997	RAC	Impreza	C. McRae/N. Grist	SUBARU won 3-year consecutive FIA WRC Manufacturers' Champion
[illegible]	1998	Portugal	Impreza	C. McRae/N. Grist	
[illegible]	1998	Tour de Corse	Impreza	C. McRae/N. Grist	
[illegible]	1998	Acropolis	Impreza	C. McRae/N. Grist	
[illegible]	1999	Argentina	Impreza	J. Kankkunen/J. Repo	
[illegible]	1999	Acropolis	Impreza	R. Burns/R. Reid	
[illegible]	1999	Finland	Impreza	J. Kankkunen/J. Repo	
[illegible]	1999	Australia	Impreza	R. Burns/R. Reid	
[illegible]	1999	Great Britain	Impreza	R. Burns/R. Reid	
[illegible]	2000	Safari	Impreza	R. Burns/R. Reid	
[illegible]	2000	Portugal	Impreza	R. Burns/R. Reid	
[illegible]	2000	Argentina	Impreza	R. Burns/R. Reid	
[illegible]	2000	Great Britain	Impreza	R. Burns/R. Reid	
[illegible]	2001	New Zealand	Impreza	R. Burns/R. Reid	R. Burns won his first ever FIA WRC Drivers' Champion with SUBARU
[illegible]	2002	Monte Carlo	Impreza	T. Makinen/K. Lindstrom	
[illegible]	2002	Great Britain	Impreza	P. Solberg/P. Mills	
[illegible]	2003	Cyprus	Impreza	P. Solberg/P. Mills	
[illegible]	2003	Australia	Impreza	P. Solberg/P. Mills	
[illegible]	2003	Tour de Corse	Impreza	P. Solberg/P. Mills	
[illegible]	2003	Great Britain	Impreza	P. Solberg/P. Mills	P. Solberg won his first ever FIA WRC Drivers' Champion with SUBARU
[illegible]	2004	New Zealand	Impreza	P. Solberg/P. Mills	
[illegible]	2004	Acropolis	Impreza	P. Solberg/P. Mills	







Management

(As of June 25, 2004)



Kyoji Takenaka
Representative Director of the Board
President and CEO



Hideo Wada
Representative Director of the Board
Senior Executive Vice President



Hiroshi Suzuki
Representative Director of the Board
Senior Executive Vice President



Koichi Arasawa
Director of the Board
Executive Vice President



Takao Tsuchiya
Director of the Board
Executive Vice President



Hiroyuki Nakatsubo
Director of the Board
Executive Vice President



Shunsuke Takagi
Director of the Board
Executive Vice President



Troy A. Clarke
Director of the Board

Executive Officers

Representative Director of the Board
President and CEO
Kyoji Takenaka

Representative Directors of the Board
Senior Executive Vice Presidents
Hideo Wada
Hiroshi Suzuki

Directors of the Board
Executive Vice Presidents
Koichi Arasawa
Takao Tsuchiya
Hiroyuki Nakatsubo
Shunsuke Takagi

Director of the Board
Troy A. Clarke

Executive Vice Presidents
Kunitaka Nakahara
Kiyoshi Inoh
Hiroshi Komatsu

Senior Vice Presidents
Yutaka Tsukahara
Kisaburo Wani
Hiroyuki Oikawa
Yoji Ishimaru
Kazushige Okuhara
Norihisa Matsuo
Minoru Tamura
Shoichi Washizu
Toshifumi Terao
Kunio Ishigami
Jun Kondo

Vice Presidents
Ichiro Kudo
David J. Malik
Kiyoshi Sugimoto
Tsunenori Hoshi
Ikuo Mori
Takashi Ishihara
Shizuhiro Okazaki
Masaharu Yuasa
Satoshi Sakurai
Hideki Ishido
Takashi Mochizuki
Derek C. Leck
Yoichi Serizawa
Kazuyoshi Shimizu

Standing Corporate Auditors
Takeo Tsumuji
Masayoshi Nagano
Masatake Yashiro

Corporate Auditor
Morihiko Tashiro

Environmental Conservation

Fuji Heavy Industries Ltd. formulated its new voluntary environmental plan, the "FHI Environmental Conservation Program," to promote activities aimed at reducing the burden on the environment at every stage of business—from product development to procurement, production, use, and disposal. In addition, the Group as a whole is engaged in this issue.

Environmental Audit: Following the Gunma, Saitama, and Utsunomiya Manufacturing divisions, which have all been evaluated and maintain ISO 14001 environmental certification, both the corporate headquarters and Tokyo office acquired ISO 14001 environmental certification in January 2004.

Environmental Accounting: In the fiscal year ended March 31, 2004, the environmental costs were ¥25,043 million (¥26,017 million in the previous fiscal year) and the economic effects were ¥2,044 million (¥1,226 million in the previous fiscal year).

FHI improved its rankings in the Nihon Keizai Shimbun Inc.'s *Eco-Oriented Business Survey* (published December 11, 2003) to 52nd out of 599 manufacturers and 4th out of 11 automakers. This compared with 64th out of 703 manufacturers and 4th out of 11 automakers in the previous year.

Eco Technologies Company handles a wide range of products that contribute to a better living environment and achievement of an all-resources recycling society. It also develops products that promote global environmental conservation, such as wind turbine generation systems to produce clean energy.

Corporate Governance

Basic Policy

FHI is working to strengthen its corporate governance policies to measure up to the trust and confidence placed in the Company by all its stakeholders, including shareholders and customers.

The Board of Directors is responsible for making decisions on important matters related to the conduct of business operations, and the Board of Corporate Auditors supervises and monitors this process. The Board of Directors is composed of eight directors who carry out prompt decision making regarding business operations. The Board of Corporate Auditors is comprised of four auditors who obtain reports on key issues and deliberate accordingly. The Executive Management Board performs a pre-review function for the Board of Directors and deliberates on companywide management strategies and the execution of priority business operations.

Implementation of Corporate Governance Policies

In June 1999, FHI introduced an executive officer system as a means to clarify administrative and executive responsibility for each business. In June 2002, further steps were taken to clarify the separation of the functions of management and execution as well as further accelerate management activities by reforming the management system through the adoption of an enterprise holding company system, structured around FHI's core automotive business. In addition, in order to respond promptly and flexibly to the changes in a challenging business environment, the length of terms for Directors and operating officers were shortened from two years to one year in June 2003.


General Meeting of Shareholders
Board of Corporate Auditors Meeting
Executive Management Board
Board of Directors Meeting
entrusted
Executive Nomination Meeting
Members: More than half of directors
President
Representative Director
entrusted
Executive Compensation Meeting
Members: More than half of directors

Compliance

Aiming to obtain the trust and support of society, FHI has launched systematic compliance activities across all companies in the Group. Our compliance charter was set up in 2001. We place compliance as a management priority and strongly believe rigorous compliance observance across the Company is the cornerstone of our business. In addition to observing government legislation and internal regulations, we will conduct our corporate activities in a just and fair manner in line with social norms. We have also set up a companywide compliance promotion committee to deliberate, discuss, and decide on important compliance issues and serve as a platform for the exchange of information. Additionally, in February 2003, we launched a "compliance hotline system" enabling employees to report directly to the Compliance Hotline Desk of the Legal Department when compliance problems arise.

■ The Compliance Hotline System



Compliance Hotline
Written report submitted
Compliance Hotline Desk
(Legal Department)
If a superior fails to take appropriate action or if there is a specific reason not to report the incident directly
Employees
Normal reporting route
Immediate superior
Information received regarding possible compliance violations

Social Action Programs

As a good corporate citizen, FHI considers it important to be a part of and prosper together with society and the communities in which our plants carry out their daily manufacturing operations.

In line with this philosophy, we also engage in social action programs. In July 2003, we set up the Subaru Visitor Center within the Yajima plant at the Gunma Manufacturing division. This will enable us to increase the number of annual visitors to our plant tour, including elementary school students, from 60,000 to 100,000.

Customers

FHI strives to create safe vehicles that put people's needs first. We also established a Subaru Customer Center to improve customer consultation, customer satisfaction, and services.

Especially in terms of Quality Assurance, we gather information from around the world. We immediately assess its importance and then execute the necessary and secured measures. We are building better quality into our products at all stages, from development to manufacture.

Employees

While maintaining our traditional emphasis on cultivating our people, we are reforming our corporate culture to create an imaginative, proactive, and adaptable workforce. We are setting up a wide range of mechanisms in the areas of employment policy, nurturing of talent, health and welfare, and safety to create a vibrant organization in which individuality is prized.

Financial Section

CONTENTS

Consolidated Five-Year Financial Summary

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31

	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	2002	2001	2000	**2004**
For the Year:						
Net sales	**¥1,439,451**	¥1,372,337	¥1,362,493	¥1,311,887	¥1,330,125	**$13,619,557**
Cost of sales	**1,085,716**	1,011,582	992,950	978,841	995,131	**10,272,646**
Gross profit	**353,735**	360,755	369,543	333,046	334,994	**3,346,911**
Selling, general and administrative expenses	**303,411**	293,234	281,063	251,373	243,593	**2,870,764**
Operating income	**50,324**	67,521	88,480	81,673	91,401	**476,147**
Income before income taxes and minority interest	**56,266**	46,970	56,136	21,291	64,839	**532,369**
Net income	**38,649**	33,484	30,283	22,628	31,348	**365,683**
At Year-End:						
Shareholders' equity	**¥ 453,708**	¥ 411,252	¥ 396,112	¥ 357,455	¥ 206,404	**$ 4,292,819**
Total assets	**1,349,727**	1,344,072	1,269,558	1,168,501	1,038,558	**12,770,622**
Ratio of shareholders' equity to total assets (%)	**33.6%**	30.6%	31.2%	30.6%	19.9%	
Per Share (in yen and U.S. dollars):						
Net income:						
Basic	**¥ 50.62**	¥ 44.84	¥ 40.74	¥ 30.44	¥ 51.90	**$ 0.48**
Diluted	**49.66**	42.91	38.83	29.06	48.53	**0.47**
Shareholders' equity	**582.60**	553.90	532.88	480.86	338.75	**5.51**
Other Information:						
Depreciation/amortization expenses	**¥ 71,112**	¥ 67,896	¥ 63,964	¥ 64,070	¥ 60,190	**$ 672,835**
Capital expenditures (addition to fixed assets)	**128,026**	119,423	118,376	102,301	103,922	**1,211,335**
R&D expenses	**57,541**	60,110	54,903	46,622	40,123	**544,432**
Number of shares issued (thousands of shares)*	**782,866**	746,521	746,506	746,502	614,553	
Number of shareholders*	**34,704**	35,584	33,094	32,996	49,381	
Number of employees*:						
Parent only	**12,928**	13,064	13,374	13,603	13,668	
Consolidated	**27,296**	27,478	26,483	26,502	26,914	

Note: U.S. dollar figures have been translated from yen, for convenience only, at the rate of ¥105.69 to US$1.00, the approximate rate of exchange at March 31, 2004.
** As of March 31*

Net Sales
(Billions of yen)



1,500
1,200
900
600
300
0
2000
2001
2002
2003
2004
1,330
1,311
1,362
1,372
1,439

Operating Income
(Billions of yen)



100
80
60
40
20
0
2000
2001
2002
2003
2004
91.4
81.6
88.4
67.5
50.3

Automobile Industrial Products Aerospace Others

Management's Discussion and Analysis of Results of Operations and Financial Position

OVERVIEW

The launch of the new Legacy in Japan and Europe and a positive contribution of consignment production by Subaru of Indiana Automotive, Inc. (SIA) in the United States drove consolidated net sales growth of 4.9%, to ¥1,439.4 billion, in the fiscal year to March 2004. However, operating income declined 25.5%, to ¥50.3 billion, due principally to the rapid strengthening of the yen against the dollar and an increase in expenses associated with new vehicle launches. Income before income taxes and minority interest increased to ¥56.2 billion, 19.8% compared to the previous term, due to positive factors including the amortization of the consolidation adjustments account as SIA became a wholly owned subsidiary, and foreign exchange gains associated with currency conversion at the U.S. subsidiaries. Net income increased 15.4%, to ¥38.6 billion, as the improvement in securities performance led to gains on the sale of marketable securities and a decrease in devaluation. Earnings per share rose from ¥42.91 to ¥49.66, boosting the return on equity from 8.3% to 8.9%.

The Company generated 91% of consolidated sales from the Automobile division, 4% from Aerospace, 3% from Industrial Products, and 2% from Other (notably Echo Technologies and Housing). Automobiles account for the entirety of operating profit, as the other three business division all posted losses during the year. The dominance of the Automobile division extends to assets (84% of the total), depreciation (92%), and capital expenditure (93%).

By region, the Japan division, including export from Japan, accounted for 58% of sales and 75% of operating income (57% of sales and 85% of income in the previous year), and results from the contribution to earnings of the new Legacy.

Net Income
(Billions of yen)



40
30
20
10
0
2000
2001
2002
2003
2004
31.3
22.6
30.2
33.4
38.6

By the same token, in North America, the need to increase incentive payments and other factors reduced operating income to 2% of the total (from 23% in the previous year) on a similar 41% of sales. Europe and other area contributed approximately 1% of sales and income. The operating margin declined in all three regions: from 7.3% to 4.5% in Japan, from 2.7% to 0.2% in North America, and from 3.4% to 2.9% in Europe and other area. The continued heavy reliance on producing vehicles in Japan for sale in other regions exposes the Company to fluctuations in exchange rates. Increased local production, principally at SIA, will reduce this exposure to some extent going forward. Sales to Europe are booked largely in yen, reducing exposure to the yen-euro rate.

REVIEW OF OPERATIONS BY DIVISION

Net Sales

Consolidated net sales in the year to March 2004 rose 4.9% compared to the previous year, to ¥1,439.4 billion. This follows gains of 0.7% in fiscal 2003 and 3.9% in fiscal 2002. Information for each division is presented below.

Automobile Division

Sales of the Automobile division grew ¥87.7 billion, to ¥1,320.7 billion. The importance of the Automobile division to the Company in terms of sales and income makes the performance of individual models of great significance. The consolidated division sold 245.5 thousand vehicles in Japan, same level with the previous year. Overseas sales totaled 305.7 thousand units (up 3.7% compared to the previous year), with 62.0% in the United States and 17.5% in Europe. Worldwide sales totaled 576.5 thousand units, including 25.2 thousand units produced on consignment at SIA.

In Japan, the Company sold 111.1 thousand passenger cars and 134.4 thousand minicars. Passenger car sales advanced 8.2% over the previous year, principally due to the solid start made by the new Legacy after its launch in May 2003. Sales of the Impreza and the Forester declined moderately.

Sales of minicars declined 5.9%, due to a substantial decline in sales of the Pleo. This offset the positive contribution of the innovative new R2, released in December 2003, and some growth in sales of the Sambar.

Automobile Inventory

(1,000 units)



50
40
30
20
2000
2001
2002
2003
2004

	2000	2001	2002	2003	2004
○ Japan	26.1	29.7	33.5	22.9	28.4
● U.S.	29.2	40.0	41.2	44.7	48.1

Sales in the United States totaled 214.9 thousand units, including the contribution of contracted production by SIA. Sales of the Legacy declined ahead of the new model roll-out in summer 2004. However, the Company was successful in selling inventory of the old model, suggesting a clean start to sales of the new Legacy. The Impreza sales also declined moderately. However, growth in sales of the Forester drove overall growth in the U.S. market.

Consolidated Automobile Sales by Region (Number of units)

	2004	2003	2002	2001
Japan	**245,541**	245,525	264,257	290,301
U.S.	**189,633**	192,389	191,381	172,686
Canada	**16,154**	17,699	15,632	15,005
Europe	**53,578**	41,325	32,373	39,951
Australia	**30,685**	29,455	26,923	27,976
Others	**15,652**	14,051	12,675	14,378
Subtotal	**551,243**	540,444	543,241	560,297
CKD* Overseas	**2,800**	1,500	3,288	3,941
Total	**554,043**	541,944	546,529	564,238
SIA Consignment Production	**25,239**	—	—	—

** CKD: Complete Knocked Down*

Non-Consolidated Automobile Sales by Model (Number of units)

	2004	2003	2002	2001	2000
Domestic Units:					
Legacy	**73,676**	49,179	59,209	67,424	67,972
Impreza	**22,263**	25,471	24,899	32,362	25,654
Forester	**20,097**	25,389	22,922	28,994	25,985
Others	**2,479**	4,174	4,244	297	308
Subtotal	**118,515**	104,213	111,274	129,077	119,919
Minicars	**143,502**	147,712	167,265	173,754	177,842
Total	**262,017**	251,925	278,539	302,831	297,761
Export Units:					
Legacy	**33,865**	21,421	24,727	26,254	34,304
Impreza	**67,510**	75,354	75,700	54,721	58,530
Forester	**99,463**	99,145	72,629	85,453	83,928
Others	**161**	—	—	—	—
Subtotal	**200,999**	195,920	173,056	166,428	176,762
Minicars	**—**	—	22	108	760
Total	**200,999**	195,920	173,078	166,536	177,522
CKD Overseas	**90,158**	107,576	104,234	111,783	103,001
(SIA Portion)	**87,358**	106,076	100,946	107,842	98,861
U.S. Unit Sales*:					
Legacy	**79,839**	85,359	95,291	96,391	87,267
Impreza	**36,525**	38,226	35,612	19,220	19,356
Forester	**59,761**	53,922	55,041	56,605	50,183
Baja	**10,694**	2,513	—	—	—
Total	**186,819**	180,020	185,944	172,216	156,806
U.S. Production Units*:					
Legacy	**96,993**	102,813	103,010	107,955	93,07

** U.S. Unit Sales and U.S. Production Units are the aggregate figures for the calendar year from January through December.*

Volumes sold in the European market increased as a result of continued sound performance by the Impreza and the Forester, the launch of the new Legacy and the new G3X Justy. Sales also expanded in Australia, led by growth in sales of the Forester and a sound performance by the Impreza.

The Company's two U.S. subsidiaries, Subaru of America, Inc. (SOA) and SIA, both report to December fiscal year-ends. The U.S. retail sales (SOA and Hawaii sales) were 186.8 thousand vehicles during January-December 2003, and SIA produced 97.0 thousand units, excluding the 25.2 thousand on consignment.

The January 2003 acquisition by the FHI Group of the remaining 49% in SIA led to the creation of a ¥48.8 billion consolidated adjustment account. It had initially been planned to amortize ¥6.7 billion during the year under review, as other income in the consolidated statements of income. The actual amount was ¥4.8 billion. The Company is now scheduled to book other income of ¥21.3 billion to the consolidated statements of income in the year to March 2005, following the earlier than initially expected termination of Isuzu SUV production.

Industrial Products Division

Sales in the Industrial Products division increased 2.2% over the previous year, to ¥42.5 billion. Sales in Japan were driven by growth in sales of power generator engines and engines for compact construction machinery. Overseas, the principal contributors were sales of engines for leisure vehicles in the United States, and engines for in the Middle East and Europe. The division posted an operating loss of ¥0.2 billion, an improvement from the ¥0.8 billion loss of the previous year. It is intended to return the division to profit in the year to March 2006.

Change in Units Sold by Model **Comparison of units sold in fiscal 2004 and fiscal 2003**

Japan (Non-consolidated)



(1,000 units)
30
20
10
0
-10

	Total	Legacy	Impreza	Forester	Traviq	Minicars
Change	**+10.1**	**+24.5**	**-3.2**	**-5.3**	**-1.7**	**-4.2**

Export Units (Non-consolidated)



(1,000 units)
30
20
10
0
-10

	Total	Legacy	Impreza	Forester	Others
Change	**+5.1**	**+12.4**	**-7.8**	**+0.3**	**+0.2**

Retail Sales in U.S.



(1,000 units)
30
20
10
0
-10

	Total	Legacy	Impreza	Forester	Baja
Change	**+6.8**	**-5.5**	**-1.7**	**+5.8**	**+8.2**

Aerospace Division

Overall sales declined 9.9%, to ¥56.8 billion, with lower sales to The Boeing Company outweighing growth in deliveries to the Japan Defense Agency. The volume of products sold to Boeing has continued to decline due to a variety of factors affecting the airline industry since September 2001. The completion during the previous fiscal year of delivery of products such as the High-Speed Flight Demonstrator also contributed to commercial sector sales declining. In sales to the Japan Defense Agency, increased sales of the next-generation fixed-wing patrol airplane and transport aircraft, an increase in the number of T-7 primary trainers, and the start of delivery of production-model Forward Field Observation System. This offset a reduction following the completion of delivery of the T-4 intermediate trainer the previous year. The division made an operating loss of ¥0.3 billion, following profit of ¥3.3 billion the previous year. It is intended to return the division to profit in the year to March 2006.

Net sales in the division were increased by ¥4.0 billion, and operating income by ¥0.2 billion, due to a change in the accounting policy for revenue recognition. Revenues in the Aerospace division were previously recognized at the time of completed product delivery to customers. This was changed in this term under review to the percentage-of-completion method for contracts with a production term exceeding one year and a value in excess of ¥5 billion. The change was made to match revenues against costs more accurately, given the recent trend for production contracts to extend over longer periods and the sum of contracts to become larger.

Other Businesses

Net sales declined 35.1% from the previous year, to ¥26.8 billion. The Eco Technologies division posted a sales decline, due to reduced sales of refuse management equipment. This was despite growth in sales of Fuji Mighty sanitation trucks, as the introduction of new diesel emission standards in the Tokyo Metropolitan Area prompted one-off demand. Net sales fell in the House division due to reduced sales of container houses. The withdrawal from production of railway cars and buses at the end of March 2003 impacted sales. The other businesses recorded a combined operating loss of ¥1.4 billion, compared with a ¥3.1 billion loss in the previous year.

COST OF SALES, EXPENSES, AND OPERATING INCOME

The cost of sales rose 7.3%, to ¥1,085.7 billion. This depressed gross profit by 1.9%, to ¥353.7 billion, and the gross margin declined 1.7 points, from 26.3% to 24.6%. SG&A expenses rose 3.5%, to ¥303.4 billion, lowering operating income by 25.5%, to ¥50.3 billion. The ratio of operating income to net sales fell 1.4 points, from 4.9% to 3.5%.

The ¥17.1 billion declines in operating income was the net result of three positives and two negatives. On the positive side, cost reductions added ¥19.4 billion, sales mix improvement ¥7.7 billion, and a reduction in R&D spending ¥2.6 billion. The cost reductions resulted principally from reducing component costs and the Company accounted for ¥14.3 billion of the decline, and SIA ¥5.1 billion. The sales mix improvement was the net result of a ¥13.5 billion gain in Japan, a ¥11.3 billion decline overseas, and a ¥5.5 billion gain from inventory reduction and others. The ¥13.5 billion gain in Japan resulted from the contribution of the new

Net Sales by Division (Billions of yen)

	2004	*2003*	*2002*	*2001*	*2000*
Automobile	**¥1,316.9**	¥1,229.8	¥1,219.7	¥1,167.2	¥1,175.4
Industrial Products	**42.2**	41.5	39.4	44.2	51.8
Aerospace	**56.6**	63.0	66.2	65.5	66.1
Others	**23.6**	37.9	37.0	34.9	36.6
Total	**¥1,439.4**	¥1,372.3	¥1,362.4	¥1,311.8	¥1,330.1

Operating Income (Loss) by Division (Billions of yen)

	2004	*2003*	*2002*	*2001*	*2000*
Automobile	**¥52.1**	¥67.3	¥85.6	¥82.2	¥92.3
Industrial Products	**(0.2)**	(0.8)	(0.2)	0.7	1.2
Aerospace	**(0.3)**	3.3	7.4	2.4	2.0
Others	**(1.4)**	(3.1)	(4.2)	(4.1)	(4.4)
Corporate and Elimination	**0.3**	0.8	(0.0)	0.3	0.1
Total	**¥50.3**	¥67.5	¥88.4	¥81.6	¥91.4

Legacy, and the R2 minicar. Overseas, the continuing sales of the previous model Legacy in the United States led to the decline.

On the negative side, changes in the exchange rate depressed operating income by ¥14.6 billion, as the average yen-dollar exchange hedging rate moved from ¥124/$ in the year to March 2003 to ¥116/$. This created a deficit of ¥18 billion, which was partially offset by the yen's weakening against the euro and the Canadian dollar. Other expenses increased by ¥32.3 billion. Major items included increased costs associated with the cost of molds for the new Legacy, an increase in incentive payments at North America, dealer development, advertising and others. The higher incentive payments followed an increase in incentive costs from $900 to $1,300 per vehicle. The ¥32.3 billion expense increase also includes ¥4.8 billion in costs related to Isuzu's departure from SIA, which was canceled out by the consolidation adjustments account gain at the income before income taxes and minority interest line.

Net other income totaled ¥5.9 billion, an improvement of ¥26.4 billion from the previous fiscal year. The major items were the inclusion of the ¥4.9 billion amortization of the consolidation adjustments, an ¥8.8 billion increase in foreign exchange gains mainly from adjustment for currency conversion at the U.S. subsidiaries, a ¥5.1 billion increase in gain on sales of securities, and a ¥3.6 billion reduction in loss on devaluation of securities due to the improvement in the equity market.

As a result, income before income taxes and minority interests increased 19.8%, to ¥56.2 billion. Net income taxes for the year increased to ¥17.6 billion, owing to the inclusion of ¥5.6 billion in deferred taxes. Minority interests amounted to only ¥16 million. Consequently, net income rose 15.4%, to ¥38.6 billion, marking the third straight annual rise. Net income as a percentage of sales improved 0.3 point, to 2.7%, and the return on equity improved 0.6 point, to 8.9%.

FINANCIAL POSITION

Total assets at year-end increased ¥5.6 billion, or 0.4%, to ¥1,349.7 billion. If excluding a foreign exchange loss around ¥35 billion by consolidating overseas subsidiaries at the end of year, more than ¥40 billion increase.

Total current assets decreased by ¥15.2 billion, due to a reduction in cash and time deposits (minus ¥23.0 billion) and inventories (minus ¥19.3 billion). Property, plant and equipment increased by ¥13.2 billion, due to the investment in SIA for the new car production, the purchase of dealer properties and others.

Investments and other assets increased ¥7.7 billion, as the improved stock market boosted the value of investment securities by ¥10.5 billion.

Total liabilities at the end of March 2004 declined to ¥892.7 billion, a fall of ¥36.7 billion from the end of the previous fiscal year. The consolidation adjustments account totaled ¥44.0 billion (the initial ¥48.8 billion minus the ¥4.8 billion amortized portion), which was recorded as a long-term liability. The amortized amount in the consolidated adjustments account in each year will be recognized as other income (see attached chart). Total interest-bearing debt was ¥378.9 billion, down ¥10.1 billion from the previous fiscal year, due mainly to a reduction in long-term debts and redemption of convertible bonds.

Analysis of Increases and Decreases in Operating Income (Consolidated)
(Billions of yen)



67.5
19.4
7.7
2.6
-14.6
-32.3
Amortization of consolidation adjustments
4.9
50.3
Operating income Ended March 2003
Reduction in material costs, etc.
Improvement of sales mix
Reduction in R&D expenses
Loss on currency exchange
Increase in other expenses
Operating income Ended March 2004

Shareholders' equity rose ¥42.4 billion, to ¥453.7 billion, mainly reflecting a ¥32.0 billion increase in retained earnings. Shareholders' equity per share increased from ¥553.9 to ¥582.6. On the other hand, translation adjustments account (subtracted from shareholders' equity) increased ¥15.0 billion over the previous fiscal year, as a result of the yen appreciation. Because of the smaller increase in shareholders' equity compared with that of total assets, the shareholders' equity ratio increased 3.0 points, from 30.6% to 33.6%. However, the debt/equity ratio fell to 0.84, from 0.95, owing to the decline in interest-bearing debt. Our target of debt/equity ratio is under 1.0 for the financial solidity.

We control the balance of cash and time deposits adding marketable securities will not fall below the monthly sales amount. As this balance was ¥160.1 billion at the end of March 31, 2004, which above monthly sales ¥119.9 billion of FY2004, our financial liquidity was sufficient.

Hereafter, though we continue to keep balance of cash and time deposits adding marketable securities will exceed the monthly sales amount, there is a possibility of decreasing the cash and time deposits or raising the fund depending on the payment schedule of capital expenditures or R&D expenses.

SIA Financial Settlement

Summary of assets and liabilities at the time of consolidation as of January 1, 2003

(Billions of yen)

Assets	Liabilities
Current assets: ¥20.6	**Current liabilities: ¥5.2**
	Fixed liabilities: ¥7.0
Fixed assets: ¥40.4	**Consolidation adjustments: ¥48.8** (Amortized by each fiscal year according to the incurred expenses)
Total assets: ¥61.0	**Total liabilities and consolidation adjustments: ¥61.0**

CAPITAL EXPENDITURES

The FHI Group's capital expenditures totaled ¥74.5 billion in fiscal 2004 excluding leased assets as a lessor and were mainly concentrated in the Automobile division. This represents an increase of ¥9.9 billion over the previous fiscal year. The Company accounted for ¥32.7 billion of the total, SIA ¥24.7 billion.

It is planned to increase capital spending to ¥82.0 billion in the fiscal year ending March 31, 2005: ¥32.0 billion at The Company, and SIA ¥30.5 billion.

Capital spending exceeded depreciation in the year under review (¥74.5 billion against ¥53.2 billion). This trend is expected to continue next fiscal year.

CASH FLOWS

Cash and cash equivalents at the end of the year under review totaled ¥139.4 billion, down ¥30.5 billion from the previous fiscal year-end.

Free cash flow, defined as net cash provided by operating activities plus net cash used in investing activities, was a negative ¥27.3 billion. This resulted from the decline in

Plan to Amortize Consolidation Adjustments

(Millions of U.S. dollars)



500
400
300
200
100
0
2004
2005
2006
2007
2008
2009 and beyond

Net assets

Depreciation of net assets

(Billions of yen)



50
40
30
20
10
0
2004
2005
2006
2007
2008
2009 and beyond

		2004	2005	2006	2007	2008	2009 and beyond
Balance Sheet: Consolidation adjustments	48.8						
Statement of income: Income before income tax and minority interest		4.9	21.3	5.7	4.4	0.9	11.7

operating cash flows and a major increase in the net cash outflow from investment activities.

Cash flows from operating activities decreased by ¥8.2 billion, to ¥99.7 billion. This reflected primarily ¥56.2 billion in income before income taxes and minority interest, adjustments for ¥71.1 billion in depreciation and amortization, ¥3.0 billion in losses on the sale and disposal of property, plant and equipment, net, and a ¥5.8 billion decrease in inventories. And these increase setoff mainly by ¥13.9 billion decrease in notes and accounts payable, trade and ¥18.3 billion paid in income taxes.

Net cash used in investing activities increased ¥71.0 billion from the previous year-end, to ¥127.1 billion. Major cash outflows included net sales and purchases of marketable securities (¥10.9 billion), net sales and purchases of property, plant, and equipment (¥86.7 billion), and net growth in loans receivable (¥19.9 billion).

Net cash provided by financing activities increased ¥14.0 billion from the previous year-end, to ¥2.3 billion. Net short-term borrowings increased by ¥22.6 billion and net long-term debts decreased ¥23.3 billion. Redemption and issuance of bonds generated a net cash inflow of ¥9.8 billion, while the payment of cash dividends amounted to ¥6.8 billion, compared to ¥6.6 billion in the previous year. Cash dividends per share remained at ¥9 for the full year.

OUTLOOK

Despite signs of recovery in the Japanese economy, economic conditions remain unpredictable. The Company is inevitably exposed to exchange rates, particularly the yen-dollar rate, and further yen appreciation is a potential negative. The outlook for materials prices is also unclear. The Company can expect to benefit from the recovery in the U.S. economy and continued rapid growth in the Chinese economy, but the potential for an economic slowdown in Europe suggests that the situation will remain testing. The Company forecasts consolidated net sales of ¥1,470 billion (up 2.1%), operating income of ¥45 billion (down 10.6%), and net income of ¥32 billion (down 17.2%).

The forecast of 2.1% growth in sales is based on an 8.3% expansion in Japan, offset by a 2.7% decline overseas. The driver of the growth is set to be minicars (up 36.2%, to 183.1 thousand units), leading to a 21.2% increase in overall domestic sales (to 297.6 thousand units). Particular drivers will include the R2 as well as the one more minicar. Overseas sales are set to advance 7.5%, to 328.6 thousand units expecting the expansion of sales by the New Legacy in North America, giving an overall volume increase of 13.6% (to 626.2 thousand units). The addition of a turbo-charged model for the New Legacy, followed by a new crossover SUV in 2005 in the United States, is also set to raise unit selling prices.

Operating income is set to decline by 10.6%, despite the rise in sales, as cost reduction makes a smaller contribution than in the year to March 2004, and the impact of a stronger yen. These forecasts are based on an assumed exchange rate of ¥105 to the US dollar, suggesting a decline of ¥28.8 billion on the move from the average ¥116/$ rate of the year to March 2004. We will change our calculation of sales of the Company by foreign currency from hedging rate to average marketing rate since the term ending March 2005.

Interest-Bearing Debt Balance and D/E Ratio



(Billions of yen)
(Times)
500
2.5
400
2.0
300
1.5
200
1.0
100
0.5
0
0

	2000	2001	2002	2003	2004
Interest-bearing debt	449.0	365.1	396.7	389.1	379.0
D/E ratio	2.2	1.0	1.0	0.9	0.8

Investment in Plant and Equipment/Depreciation Expenses



(Billions of yen)
80
60
40
20
0

	2000	2001	2002	2003	2004
Amount of investment in plant and equipment	57.3	43.6	70.6	64.6	74.6
Depriciation expenses	40.3	45.3	45.0	48.8	53.2

Consolidated Balance Sheets

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2004 and 2003

	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
ASSETS	**2004**	2003	**2004**
Current assets (Note 3):			
Cash and time deposits (Note 4)	**¥ 46,684**	¥ 69,781	**$ 441,707**
Marketable securities (Notes 4 and 5)	**113,490**	94,636	**1,073,801**
Notes and accounts receivable, trade (Note 9)	**122,724**	128,523	**1,161,170**
Allowance for doubtful accounts	**(661)**	(486)	**(6,254)**
Inventories (Note 6)	**179,338**	198,656	**1,696,830**
Short-term loans (Note 4)	**101,871**	98,177	**963,866**
Deferred tax assets (Note 12)	**34,149**	40,340	**323,105**
Other current assets (Note 9)	**57,284**	40,522	**542,000**
Total current assets	**654,879**	670,149	**6,196,225**
Property, plant and equipment (Notes 3, 7, 8 and 9)	**1,125,117**	1,102,849	**10,645,444**
Less accumulated depreciation	**(615,374)**	(606,307)	**(5,822,443)**
Net property, plant and equipment	**509,743**	496,542	**4,823,001**
Investments and other assets (Note 3):			
Investment securities (Note 5)	**52,926**	41,505	**500,766**
Investments in non-consolidated subsidiaries and affiliated companies	**5,298**	6,139	**50,128**
Long-term loans	**4,918**	4,829	**46,532**
Goodwill	**17,753**	20,158	**167,972**
Intangibles, net	**22,700**	18,015	**214,779**
Deferred tax assets (Note 12)	**29,707**	33,466	**281,077**
Other assets (Notes 3 and 9)	**56,759**	56,990	**573,033**
Allowance for devaluation of investments	**(280)**	—	**(2,649)**
Allowance for doubtful accounts	**(4,676)**	(3,721)	**(44,242)**
Total investments and other assets	**185,105**	177,381	**1,751,396**
Total assets	**¥1,349,727**	¥1,344,072	**$12,770,622**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
Current liabilities (Note 3):			
Short-term borrowings (Note 9)	**¥ 207,029**	¥ 182,084	**$ 1,958,832**
Current portion of long-term debts (Note 9)	**40,888**	57,660	**386,867**
Notes and accounts payable, trade	**193,186**	213,748	**1,827,855**
Accrued expenses (Note 2)	**113,908**	115,177	**1,077,756**
Accrued income taxes (Note 12)	**5,092**	10,047	**48,179**
Other current liabilities (Note 12)	**43,128**	41,104	**408,061**
Total current liabilities	**603,231**	619,820	**5,707,550**
Long-term liabilities (Note 3):			
Long-term debts (Note 9)	**131,079**	149,362	**1,240,222**
Accrued pension and severance liability (Note 11)	**61,654**	61,170	**583,348**
Consolidation adjustments (Note 3)	**44,027**	48,940	**416,567**
Other long-term liabilities (Notes 2, 8 and 12)	**52,709**	50,166	**498,713**
Total long-term liabilities	**289,469**	309,638	**2,738,850**
Minority interest in consolidated subsidiaries (Note 12)	**3,319**	3,362	**31,403**
Contingent liabilities (Note 17)			
Shareholders' equity (Note 13):			
Common stock			
Authorized—1,500,000,000 shares			
Issued 2004—782,865,873 shares	**153,795**	—	**1,455,152**
2003—746,520,881 shares	**—**	144,455	**—**
Capital surplus	**160,107**	150,766	**1,514,874**
Revaluation reserve for land (Notes 8 and 12)	**421**	389	**3,983**
Retained earnings	**165,192**	133,186	**1,562,986**
Net unrealized holding gains on securities	**10,291**	3,446	**97,370**
Translation adjustments	**(33,300)**	(18,237)	**(315,072)**
Less treasury stock, at cost, 2004—4,480,160 shares	**(2,798)**	—	**(26,474)**
2003—3,992,806 shares	**—**	(2,753)	**—**
Total shareholders' equity	**453,708**	411,252	**4,292,819**
Total liabilities and shareholders' equity	**¥1,349,727**	¥1,344,072	**$12,770,622**

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Income

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2004, 2003 and 2002

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
	2004	2003	2002	**2004**
Net sales	**¥1,439,451**	¥1,372,337	¥1,362,493	**$13,619,557**
Cost of sales	**1,085,716**	1,011,582	992,950	**10,272,646**
Gross profit	**353,735**	360,755	369,543	**3,346,911**
Selling, general and administrative expenses (Note 14)	**303,411**	293,234	281,063	**2,870,764**
Operating income	**50,324**	67,521	88,480	**476,147**
Other income (expenses):				
Interest and dividend income	**2,081**	1,855	2,868	**19,690**
Interest expenses	**(2,416)**	(2,941)	(3,499)	**(22,859)**
Gain (loss) on sale of securities	**4,153**	(994)	0	**39,294**
Foreign exchange gains (losses)	**7,348**	(1,538)	(4,996)	**69,524**
Loss on devaluation of securities	**(221)**	(3,884)	(8,970)	**(2,091)**
Loss on sale and disposal of property, plant and equipment, net	**(3,089)**	(4,822)	(3,670)	**(29,227)**
Loss on liquidation of affiliated companies (Note 15)	**—**	—	(6,880)	**—**
Loss on discontinued operations (Note 15)	**—**	(1,882)	—	**—**
Amortization of consolidation adjustments (Note 3)	**4,912**	—	—	**46,476**
Gain on prior period adjustment	**1,049**	—	—	**9,925**
Pension and severance cost (Note 11)	**(1,268)**	—	—	**(11,997)**
Other, net	**(6,607)**	(6,345)	(7,197)	**(62,513)**
	5,942	(20,551)	(32,344)	**56,222**
Income before income taxes and minority interest	**56,266**	46,970	56,136	**532,369**
Income taxes (Note 12):				
Current	**12,030**	20,359	38,325	**113,823**
Reversal of prior year's accrued income taxes	**—**	(2,973)	—	**—**
Deferred	**5,603**	(3,810)	(10,042)	**53,014**
	17,633	13,576	28,283	**166,837**
Income before minority interest	**38,633**	33,394	27,853	**365,532**
Minority interest in consolidated subsidiaries	**16**	90	2,430	**151**
Net income	**¥ 38,649**	¥ 33,484	¥ 30,283	**$ 365,683**

	Yen	Yen	Yen	U.S. dollars (Note 1)
Per share data (Note 2):				
Net income—Basic	**¥50.62**	¥44.84	¥40.74	**$0.48**
—Diluted	**49.66**	42.91	38.83	**0.47**
Cash dividends (Note 13)	**9.00**	9.00	9.00	**0.09**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2004, 2003 and 2002

	Thousands	*Millions of yen*							
	Number of shares issued	*Common stock*	*Capital surplus*	*Revaluation reserve for land*	*Retained earnings*	*Net unrealized holding gains on securities*	*Translation adjustment*	*Treasury stock, at cost*	*Total shareholders' equity*
Balance, March 31, 2001	746,502	¥144,449	¥150,761	¥ —	¥ 83,680	¥ 1,701	¥(20,921)	¥(2,215)	¥357,455
Foreign currency translation adjustment							11,342		11,342
Retained earnings of merger of non-consolidated subsidiaries					211				211
Cash dividends					(6,694)				(6,694)
Payment of bonuses to directors and statutory auditors					(152)				(152)
Shares issued upon conversion of convertible bonds	4	1	1						2
Increase in treasury stock								(12)	(12)
Revaluation reserve for land				381					381
Increase in unrealized holding gains on securities						3,296			3,296
Net income					30,283				30,283
Balance, March 31, 2002	746,506	144,450	150,762	381	107,328	4,997	(9,579)	(2,227)	396,112
Foreign currency translation adjustment							(8,658)		(8,658)
Cash dividends					(6,689)				(6,689)
Payment of bonuses to directors and statutory auditors					(161)				(161)
Shares issued upon conversion of convertible bonds	15	5	4						9
Increase in treasury stock								(526)	(526)
Revaluation reserve for land				8					8
Increase in unrealized holding gains on securities						(1,551)			(1,551)
Comprehensive loss					(776)				(776)
Net income					33,484				33,484
Balance, March 31, 2003	746,521	144,455	150,766	389	133,186	3,446	(18,237)	(2,753)	411,252
Foreign currency translation adjustment							**(15,063)**		**(15,063)**
Cash dividends					**(6,846)**				**(6,846)**
Payment of bonuses to directors and statutory auditors					**(171)**				**(171)**
Shares issued upon conversion of convertible bonds	**36,345**	**9,340**	**9,305**						**18,645**
Increase in treasury stock								**(45)**	**(45)**
Gain on disposal of treasury stock			**36**						**36**
Reversal of revaluation reserve for land					**(31)**				**(31)**
Revaluation reserve for land				**32**					**32**
Increase in unrealized holding gains on securities						**6,845**			**6,845**
Comprehensive income					**405**				**405**
Net income					**38,649**				**38,649**
Balance, March 31, 2004	**782,866**	**¥153,795**	**¥160,107**	**¥421**	**¥165,192**	**¥10,291**	**¥(33,300)**	**¥(2,798)**	**¥453,708**

	Thousands of U.S. dollars (Note 1)							
Balance, March 31, 2003	$1,366,780	$1,426,493	$3,681	$1,260,157	$32,605	$(172,552)	$(26,048)	$3,891,116
Foreign currency translation adjustment						**(142,520)**		**(142,520)**
Cash dividends				**(64,774)**				**(64,774)**
Payment of bonuses to directors and statutory auditors				**(1,618)**				**(1,618)**
Shares issued upon conversion of convertible bonds	**88,372**	**88,040**						**176,412**
Increase in treasury stock							**(426)**	**(426)**
Gain on disposal of treasury stock		**341**						**341**
Reversal of revaluation reserve for land				**(294)**				**(294)**
Revaluation reserve for land			**302**					**302**
Increase in unrealized holding gains on securities					**64,765**			**64,765**
Comprehensive income				**3,832**				**3,832**
Net income				**365,683**				**365,683**
Balance, March 31, 2004	**$1,455,152**	**$1,514,874**	**$3,983**	**$1,562,986**	**$97,370**	**$(315,072)**	**$(26,474)**	**$4,292,819**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

FUJI HEAVY INDUSTRIES LTD. AND CONSOLIDATED SUBSIDIARIES
Years ended March 31, 2004, 2003 and 2002

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars (Note 1)
	2004	2003	2002	**2004**
Cash flows from operating activities:				
Income before income taxes and minority interest	**¥ 56,266**	¥ 46,970	¥ 56,136	**$ 532,369**
Adjustments to reconcile income before income taxes and minority interest to net cash provided by operating activities:				
Depreciation/amortization expenses	**71,112**	67,896	63,964	**672,835**
Loss on sale and disposal of property, plant and equipment, net	**3,089**	4,822	3,670	**29,227**
Increase (decrease) in accrued pension and severance liability	**73**	(106)	(3,097)	**691**
Gain (loss) on sale of securities	**(4,153)**	994	0	**(39,294)**
Loss on devaluation of securities	**221**	3,884	8,970	**2,091**
Decrease in notes and accounts receivable, trade	**1,191**	2,613	474	**11,269**
(Increase) decrease in inventories	**5,889**	(12,017)	(14,989)	**55,719**
Increase (decrease) in notes and accounts payable, trade	**(13,979)**	16,534	(13,378)	**(132,264)**
Income taxes paid	**(18,374)**	(31,099)	(21,608)	**(173,848)**
Loss on liquidation of affiliated companies	**—**	—	6,880	**—**
Loss on discontinued operations	**—**	1,882	—	**—**
Amortization of consolidation adjustments	**(4,912)**	—	—	**(46,476)**
Gain on prior period adjustments	**(1,049)**	—	—	**(9,925)**
Other, net	**4,400**	5,690	(1,301)	**41,631**
Net cash provided by operating activities	**99,774**	108,063	85,721	**944,025**
Cash flows from investing activities:				
Purchase of property, plant and equipment	**(125,351)**	(115,553)	(109,117)	**(1,186,025)**
Proceeds from sale of property, plant and equipment	**38,634**	32,213	36,634	**365,541**
Purchase of investment securities	**(11,718)**	(10,167)	(4,754)	**(110,871)**
Purchase of marketable securities	**(54,192)**	(38,596)	(56,013)	**(512,745)**
Proceeds from sale of investment securities	**11,178**	9,114	1,832	**105,762**
Proceeds from sale of marketable securities	**43,239**	72,588	39,493	**409,111**
Increase due to acquisition of Isuzu's share of Subaru of Indiana Automotive, Inc. (Note 4)	**—**	12,989	—	**—**
Purchase of intangible assets	**(8,070)**	(6,240)	(6,577)	**(76,355)**
Disbursement of loans receivable	**(90,041)**	(75,898)	(52,115)	**(851,935)**
Collection of loans receivable	**70,101**	62,889	52,958	**663,270**
Other, net (Note 4)	**(920)**	573	586	**(8,705)**
Net cash used in investing activities	**(127,140)**	(56,088)	(97,073)	**(1,202,952)**
Cash flows from financing activities:				
Proceeds from long-term debts	**5,269**	55,150	27,704	**49,853**
Repayment on long-term debts	**(28,635)**	(58,324)	(40,489)	**(270,934)**
Issuance of bonds	**20,000**	10,000	50,500	**189,233**
Redemption of bonds	**(10,129)**	(22,027)	—	**(95,837)**
Net increase (decrease) in short-term borrowings	**22,662**	10,732	(11,237)	**214,420**
Purchase of treasury stock	**(49)**	(531)	(47)	**(464)**
Proceeds from disposal of treasury stock	**70**	—	35	**662**
Dividends paid	**(6,846)**	(6,689)	(6,694)	**(64,774)**
Other, net	**(7)**	—	—	**(66)**
Net cash provided by (used in) financing activities	**2,335**	(11,689)	19,772	**22,093**
Effect of exchange rate changes on cash and cash equivalents	**(5,512)**	(4,050)	4,704	**(52,153)**
Net increase (decrease) in cash and cash equivalents	**(30,543)**	36,236	13,124	**(288,987)**
Cash and cash equivalents:				
Balance at beginning of year	**169,944**	133,708	120,436	**1,607,948**
Net increase in cash and cash equivalents due to mergers	**—**	—	148	**—**
Balance at end of year (Note 4)	**¥139,401**	¥169,944	¥133,708	**$1,318,961**
Supplementary information on cash flows:				
Cash paid during the period for interest	**¥ 2,361**	¥ 3,327	¥ 3,384	**$ 22,339**
Conversion of convertible bonds	**18,645**	9	2	**176,412**

The accompanying notes are an integral part of these statements.

1. Basis of Presentation of the Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2004, which was ¥105.69 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The fiscal year-end of the consolidated domestic subsidiaries is the same as that of the parent company, while the fiscal year-end of the consolidated foreign subsidiaries is December 31. Although these consolidated foreign subsidiaries are included based on their fiscal year ended December 31, significant transactions that incurred for the period between December 31 and March 31 are reflected in the consolidated financial statements.

The consolidated financial statements include the accounts of the Company and 66 subsidiaries in the fiscal years 2004 and 2003 and 67 subsidiaries in the fiscal year 2002. There is no affiliated company accounted for by the equity method in the fiscal year 2004, while an affiliated company was accounted for by the equity method in the fiscal years 2003 and 2002.

Investments in insignificant non-consolidated subsidiaries and affiliated companies not accounted for by the equity method are carried at cost.

The difference between the cost and underlying net equity of investments in subsidiaries and affiliated companies is allocated to identifiable assets based on fair value at the date of acquisition. The unallocated residual value of the excess of the cost over the underlying net equity is recognized as consolidation adjustments and goodwill, and is amortized over a period of 5 years on the straight-line basis. However, consolidation adjustments that arose from making Subaru of Indiana Automotive, Inc. (SIA), a wholly owned subsidiary of the Company, are amortized differently. The portion that clearly corresponds to the forecasted future losses is amortized according to the generation of those losses, and the remaining portion of the consolidation adjustments is amortized by the straight-line method over 5 years.

All assets and liabilities of subsidiaries, which include not only the Company's interest in the subsidiary but also the minority interest portion, are valued based on fair value at the date the Company acquires control over the subsidiary.

Translation of foreign currency accounts

Under Japanese accounting standard for foreign currency translation, monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at each balance sheet date with the resulting gain or loss included in the current statements of income.

Assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the exchange rates in effect at the balance sheet date of the foreign subsidiaries and affiliated companies, except for common stock and capital surplus, which are translated at historical rates. Revenue and expense accounts are translated at the average exchange rates during the current year. The resulting foreign currency translation adjustments are included in "Translation adjustments" in shareholders' equity and minority interest in the accompanying consolidated balance sheet.

Cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and have negligible risk of changes in value due to their short maturities.

Revenue recognition

Revenue from sales of finished products is generally recognized when such products are shipped to dealers or customers. Provisions for sales allowances and incentives are recognized at the time of the sale. Revenue from operating leases is recognized on a straight-line basis over the lease term.

The Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥5,000 million, from the delivery basis to the percentage-of-completion method since the fiscal year ended March 31, 2004. The Company changed the accounting policy for the purpose of more accurately matching revenues against costs in the period in which they were incurred in light of the recent trend that terms of production contracts of the Aerospace Division tend to extend over periods and the amounts of such contracts tend to become larger, and such trend is expected to continue. As a result of the change, net sales increased by ¥4,013 million (US$37,970 thousand) and gross profit, operating income and income before income taxes and minority interest increased by ¥231 million (US$2,186 thousand).

Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the amount calculated as the actual ratio of bad debt for ordinary receivables, and an amount required for uncollectible account for specific doubtful receivables.

Allowance for devaluation of investments

Allowance for devaluation of investments is provided for losses from decrease in the value of investment securities for which fair value is not available and investments in non-consolidated subsidiaries and affiliated companies based on the evaluation of the investees' financial conditions, such as net assets and the probability of recovering the value.

Marketable securities and investment securities

Under Japanese accounting standards for financial instruments, securities for which fair value is available are stated at the fair value as of the balance sheet date with unrealized holding gains and losses included as a component of shareholders' equity until realized, while securities for which fair value is not available are stated at cost as determined by the moving-average method, after devaluation for any permanent impairment. Held-to-maturity debt securities are stated using the amortized interest cost method.

Derivative financial instruments and hedge accounting

Japanese accounting standard for financial instruments requires the Company and consolidated subsidiaries to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

For derivative financial instruments used as hedges and which meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related gains or losses on the hedged items are recognized.

For interest rate swap contracts used as hedges and which meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract is executed.

Derivative financial instruments qualifying as a hedge, along with the related transactions, assets and liabilities are summarized as follows:

Financial Instrument	Transaction, Assets and Liabilities
Forward exchange contracts	Future foreign exchange transactions
Interest swaps	Borrowings

The risk exposures to movements in the foreign exchange rates and interest rates are hedged according to the Company's and consolidated subsidiaries' risk management policy. Evaluation of hedge effectiveness is not considered necessary as the terms and notional amounts of these hedge instruments are the same as those of the related transactions, assets and liabilities, and therefore they are assumed to be highly effective in offsetting movements in the exchange rates and interest rates at their inception as well as during their term.

Inventories

Finished products are stated principally at cost determined by the moving-average method. Raw materials, work in process and supplies are stated principally at cost determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are stated at cost. Significant renewals and additions are capitalized; ordinary maintenance, ordinary repairs, minor renewals and minor improvements are charged to consolidated statement of income as incurred.

Depreciation of the property, plant and equipment of the Company and consoliated domestic subsidiaries is principally computed by the declining-balance method, except for the buildings (excluding building improvements) acquired on or after April 1, 1998, for which the straight-line method is applied. Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to general class, type of construction and use.

Estimated useful lives for depreciable assets are as follows:

Building and structures: 7–50 years

Machinery, equipment and vehicles: 2–11 years

In the fiscal year ended March 31, 2004, the Company and the consolidated subsidiaries did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

Accounting for leases

In principle, finance leases are accounted for on a similar basis to sales by lessors or purchases by lessees. However, finance leases which do not transfer ownership of the leased assets to lessees as stipulated in lease contracts can be accounted for as operating leases. Therefore, as a lessee, the Company and consolidated subsidiaries have accounted for those leases as operating leases and have charged periodic lease payments to expenses as incurred. Certain "as if capitalized" information is disclosed in Note 16 to the financial statements.

Intangible assets

Goodwill is principally amortized by the straight-line method based on the accounting principles generally accepted in the respective countries of domicile. However, goodwill of the consolidated subsidiary in the U.S. is not amortized in accordance with SFAS 142, while other identifiable assets are amortized by the straight-line method.

Computer software used internally by the Company and consolidated subsidiaries is amortized by the straight-line method over the relevant economic useful lives (3 or 5 years).

Accrued pension and severance liability

On terminating employment, employees of the Company and consolidated subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pensions as described below, based on current rates of pay, length of service, and conditions under which the termination occurs. The minimum payment is an amount based on voluntary retirement. In addition to the minimum payment based on voluntary retirement, employees receive additional benefits for retirement due to age limit, death or other defined reasons.

Certain consolidated subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plan.

Under Japanese accounting standards for pension and severance benefits, accrued pension and severance liability for employees has been provided based on the estimated amounts of projected pension and severance obligation and fair value of plan assets at the end of the fiscal year. Prior service cost is being amortized as incurred by the straight-line method over the period (14 years), which is shorter than the average remaining service periods of the eligible employees. Actuarial gains and losses have been amortized from the following fiscal year by the straight-line method over the periods (5–18 years), which are shorter than the average remaining service periods of the eligible employees.

Accrued pension contribution for defined benefit pension plans is included in accrued pension and severance liability.

Retirement benefits to directors and statutory auditors, which are included in "Other long-term liabilities" in the accompanying consolidated balance sheets, are subject to approval at a meeting of shareholders. Previously, severance and retirement benefits for directors and statutory auditors were recorded as expense when paid. However, for the purpose of more accurately matching them with the period in which they arise, an accrual method of recording such expenses has been employed from April 1, 2001. The impact of such change on statements of income has not been significant and is also stated in Note 19.

Accrued warranty claims

The Company and consolidated subsidiaries provide for accrued warranty claims on products sold based on their past experience of warranty services and estimated future warranty costs, which are included in "Accrued expenses" in the accompanying consolidated balance sheets.

Research and development costs

Research and development costs are expensed as incurred and amounting to ¥57,541 million (US$544,432 thousand), ¥60,110 million and ¥54,903 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Income taxes

The provision for income taxes is computed based on the pretax income for the financial reporting purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share (EPS) is computed based on the average number of shares of common stock outstanding during each year. Diluted EPS assumes the potential dilution that could occur if all convertible securities were converted or other contracts to issue common stock were exercised to the extent that it is not antidilutive.

Effective April 1, 2002, the Company and consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No. 4,

"Implementation Guidance for Accounting Standard for Earnings Per Share," issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the fiscal year 2002 would have been ¥40.52, if this new accounting standard were applied retroactively.

Accounting Standard for Treasury Stock and Reversal of Statutory Reserves

Effective April 1, 2002, the Company and consolidated subsidiaries adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1, "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves," issued by the Accounting Standards Board of Japan on February 21, 2002). The effect on consolidated financial statements of the adoption of this new accounting standard was immaterial.

Reclassifications

Certain reclassifications within the financial statements for the years ended March 31, 2003 and 2002 have been made to conform to the presentation for the year ended March 31, 2004.

3. Acquisition of Isuzu's Share of Subaru of Indiana Automotive, Inc.

Subaru of Indiana Automotive, Inc. (SIA, formerly Subaru-Isuzu Automotive Inc.), a consolidated subsidiary in the United States, had been a joint venture company of Isuzu Motors Ltd. and the Company (the Company had held a 51% of SIA share). On January 1, 2003, as a result of dissolution of the joint venture relationship with Isuzu Motors Ltd. and execution of an agreement for the consignment of production, the Company acquired Isuzu's share of SIA to make SIA a wholly owned subsidiary of the Company, and SIA was assigned to produce certain Isuzu vehicles as well as Subaru vehicles.

Due to the use of a class stock system at SIA, the Company had previously consolidated only the Subaru Division of SIA which had been governed by the Company through ownership of class F common stock, while the Isuzu Division of SIA, which had been governed by Isuzu Motors Ltd. through ownership of class I common stock, was excluded from the consolidated financial statements of the Company. However, as a result of the acquisition of Isuzu's share of SIA, the Company consolidates SIA as a whole including the Consignment Division (formerly the Isuzu Division).

Assets and liabilities of the Consignment Division of SIA at the beginning of its consolidation were as follows:

	Millions of yen
Current assets	¥20,691
Long-term assets	40,464
Total assets	61,155
Current liabilities	5,287
Long-term liabilities	7,010
Total liabilities	12,297
Difference: Net assets	48,858
Acquisition cost of Isuzu's share	0
Consolidation adjustments	¥48,858 (credit side)

Prior to the Company's acquisition of Isuzu's share of SIA, Isuzu Motors Ltd. had made a capital injection into SIA in connection with the forecasted future losses related to the former Isuzu Division. In relation to the consignment of production agreement with Isuzu, the Company has operated the former Isuzu Division as the Consignment Division. As the consigned production activities have been completed, SIA has been expected to incur certain losses on the disposal of fixed assets, losses on cancellation of capital leases, and losses related to personnel reduction. Consequently, the consolidation adjustments (credit side) arose.

The portion of the consolidation adjustments that clearly corresponds to the forecasted future losses has been amortized according to the generation of those losses, and the remaining portion has been amortized by the straight-line method over 5 years.

The amortization of the consolidation adjustments for the year ended March 31, 2004 was ¥4,892 million (US$46,286 thousand), and the annual amortization based on currently forecasted losses was as follows:

	Millions of yen	*Thousands of U.S. dollars*
March 31, 2005	¥21,300	$201,533
March 31, 2006	5,700	53,931
March 31, 2007	4,400	41,631
March 31, 2008	900	8,516
March 31, 2009 and thereafter	11,666	110,379
	¥43,966	$415,990

"Other assets" under investments and other assets included ¥29,088 million (US$275,220 thousand) and ¥32,794 million in restricted collateral cash of SIA, has been pledged as alternative credit for collateral to secure the lease payment of production equipment of Isuzu vehicles as of March 31, 2004 and 2003, respectively. The restricted collateral cash was part of the capital injection by Isuzu Motors Ltd. made before acquisition of Isuzu's share of SIA.

4. Additional Cash Flow Information

(a) Cash and cash equivalents as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	**2004**
Cash and time deposits	**¥ 46,684**	¥ 69,781	**$ 441,707**
Marketable securities	**113,490**	94,636	**1,073,801**
Short-term loans	**101,871**	98,177	**963,866**
	262,045	262,594	**2,479,374**
Less maturity over three months	**(122,644)**	(92,650)	**(1,160,413)**
Cash and cash equivalents	**¥139,401**	¥169,944	**$1,318,961**

(b) Assets and liabilities of newly consolidated subsidiary through acquisition of shares:

Assets and liabilities of NIIGATA SUBARU Inc. and relationship with acquisition cost and net cash outflow of such acquisition, which included in "Other, net" under "Cash flows from investing activities" for the year ended March 31, 2004, were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Current assets	¥2,268	$21,459
Long-term assets	4,065	38,462
Goodwill	212	2,006
Current liabilities	(3,145)	(29,757)
Long-term liabilities	(1,217)	(11,515)
Acquisition cost of NIIGATA SUBARU Inc.	2,183	20,655
Cash and cash equivalents of NIIGATA SUBARU Inc.	(324)	(3,066)
Net cash used for acquisition of NIIGATA SUBARU Inc.	¥1,859	$17,589

Assets and liabilities of YAMANASHI SUBARU MOTOR CO., LTD. and relationship with acquisition cost and net cash outflow of such acquisition, which included in "Other, net" under "Cash flows from investing activities" for the year ended March 31, 2003, were as follows:

	Millions of yen
Current assets	¥333
Long-term assets	520
Goodwill	277
Current liabilities	(572)
Long-term liabilities	(273)
Acquisition cost of YAMANASHI SUBARU MOTOR CO., LTD.	285
Cash and cash equivalents of YAMANASHI SUBARU MOTOR CO., LTD.	(167)
Net cash used for acquisition of YAMANASHI SUBARU MOTOR CO., LTD.	¥118

Assets and liabilities of the Consignment Division of Subaru of Indiana Automotive, Inc. (SIA) at the beginning of its consolidation and relationship with acquisition cost of Isuzu's share of SIA and net increase in cash and cash equivalents due to such acquisition of the share for the year ended March 31, 2003, were as follows:

	Millions of yen
Current assets	¥20,691
Long-term assets	40,464
Current liabilities	(5,287)
Long-term liabilities	(7,010)
Consolidation adjustments	(48,858)
Acquisition cost of Isuzu's share	0
Cash and cash equivalents of the Consignment Division of SIA	(12,989)
Net increase in cash and cash equivalents due to acquisition of Isuzu's share of SIA	¥12,989

5. Marketable Securities and Investment Securities

Information as to the value of marketable securities and investment securities as of March 31, 2004 and 2003 was as follows:

(1) Held-to-maturity debt securities for which fair market value was available:

(a) As of March 31, 2004:

			Millions of yen
	Book value	*Fair market value*	*Difference*
Fair market value not exceeding book value:			
Government bonds	**¥5**	**¥5**	**¥—**
Total	**¥5**	**¥5**	**¥—**

			Thousands of U.S. dollars
	Book value	*Fair market value*	*Difference*
Fair market value exceeding book value:			
Government bonds	**$47**	**$47**	**$—**
Total	**$47**	**$47**	**$—**

(b) As of March 31, 2003:

			Millions of yen
	Book value	Fair market value	Difference
Fair market value exceeding book value:			
Government bonds	¥5	¥5	¥0
Total	¥5	¥5	¥0

(2) Other investment securities (available-for-sale securities) for which fair market value was available:

(a) As of March 31, 2004:

			Millions of yen
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	**¥18,869**	**¥36,167**	**¥17,298**
Debt securities			
Government and municipal bonds	**6,818**	**6,821**	**3**
Corporate bonds	**5,299**	**5,331**	**32**
Other	**36**	**161**	**125**
Other	**5,570**	**5,573**	**3**
Sub-total	**36,592**	**54,053**	**17,461**
Book value not exceeding acquisition cost:			
Equity securities	**2,011**	**1,889**	**(122)**
Debt securities			
Government and municipal bonds	**—**	**—**	**—**
Corporate bonds	**4,801**	**4,799**	**(2)**
Other	**1,546**	**1,546**	**0**
Other	**848**	**845**	**(3)**
Sub-total	**9,206**	**9,079**	**(127)**
Total	**¥45,798**	**¥63,132**	**¥17,334**

			Thousands of U.S. dollars
	Acquisition cost	Book value	Difference
Book value exceeding acquisition cost:			
Equity securities	**$178,532**	**$342,199**	**$163,667**
Debt securities			
Government and municipal bonds	**64,509**	**64,538**	**29**
Corporate bonds	**50,137**	**50,440**	**303**
Other	**341**	**1,523**	**1,182**
Other	**52,701**	**52,730**	**29**
Sub-total	**346,220**	**511,430**	**165,210**
Book value not exceeding acquisition cost:			
Equity securities	**19,027**	**17,873**	**(1,154)**
Debt securities			
Government and municipal bonds	**—**	**—**	**—**
Corporate bonds	**45,425**	**45,406**	**(19)**
Other	**14,628**	**14,628**	**0**
Other	**8,024**	**7,995**	**(29)**
Sub-total	**87,104**	**85,902**	**(1,202)**
Total	**$433,324**	**$597,332**	**$164,008**

(b) As of March 31, 2003:

			Millions of yen
	Acquisition cost	*Book value*	*Difference*
Book value exceeding acquisition cost:			
Equity securities	¥ 6,181	¥13,974	¥7,793
Debt securities			
Government and municipal bonds	4,966	5,142	176
Corporate bonds	6,566	6,631	65
Other	201	201	0
Other	300	300	0
Sub-total	18,214	26,248	8,034
Book value not exceeding acquisition cost:			
Equity securities	15,844	13,634	(2,210)
Debt securities			
Government and municipal bonds	—	—	—
Corporate bonds	4,317	4,309	(8)
Other	1,959	1,958	(1)
Other	325	306	(19)
Sub-total	22,445	20,207	(2,238)
Total	¥40,659	¥46,455	¥5,796

(3) Other investment securities (available-for-sale securities) sold during the years ended March 31, 2004 and 2003:

(a) For the year ended March 31, 2004:

Sales amount	Total gain	Total loss
¥426,839 million	¥4,760 million	¥420 million
US$4,038,594 thousand	US$45,037 thousand	US$3,974 thousand

The above sales amount included sales of short-term investments in commercial paper etc. amounting ¥372,422 million (US$3,523,721 thousand).

(b) For the year ended March 31, 2003:

Sales amount	Total gain	Total loss
¥431,864 million	¥51 million	¥31 million

(4) Book value of major securities without available fair market value (except for held-to-maturity debt securities stated in (1) above) as of March 31, 2004 and 2003:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
Money management fund	**¥52,202**	¥33,064	**$493,916**
Commercial paper	**31,062**	35,646	**293,897**
Beneficiary rights to the trust	**8,367**	4,122	**79,165**
Unlisted stocks (excluding over-the-counter stocks)	**6,640**	6,787	**62,825**
Medium-term government bond fund	**4,500**	6,504	**42,557**
Free financial fund	**501**	—	**4,740**
Negotiable certificated deposit	**—**	2,000	**—**

Note: The Company and consolidated subsidiaries recognized ¥198 million (US$1,873 thousand) and ¥3,188 million in loss on devaluation of securities for the years ended March 31, 2004 and 2003, respectively, out of which, the devaluation of investment securities with fair market value was ¥10 million (US$95 thousand) and ¥2,950 million for the years ended March 31, 2004 and 2003, respectively.

For purpose of recording the loss on devaluation of securities, the Company and consolidated subsidiaries consider all securities whose fair market value has fallen below 50% of the book value to be permanently impaired, and records the relevant loss on devaluation. For securities whose fair value has declined between 30% to 50% in relation to book value, the Company and consolidated subsidiaries specifically consider the probability of recovery of the fair value, and records a loss on devaluation in an amount deemed sufficient.

(5) Schedule of redemption for other securities with maturity and held-to-maturity debt securities as of March 31, 2004 and 2003:

(a) As of March 31, 2004:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Debt securities								
Government and municipal bonds	**¥ 960**	**¥4,760**	**¥ 875**	**¥232**	**$ 9,083**	**$45,038**	**$ 8,279**	**$2,195**
Corporate bonds	**8,440**	**1,125**	**403**	**—**	**79,856**	**10,644**	**3,813**	**—**
Other	**32,604**	**161**	**—**	**—**	**308,487**	**1,523**	**—**	**—**
Other	**10,124**	**174**	**103**	**228**	**95,790**	**1,646**	**975**	**2,157**
Total	**¥52,128**	**¥6,220**	**¥1,381**	**¥460**	**$493,216**	**$58,851**	**$13,067**	**$4,352**

(b) As of March 31, 2003:

	Millions of yen			
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Debt securities				
Government and municipal bonds	¥ 68	¥3,843	¥1,010	¥225
Corporate bonds	10,062	505	699	505
Other	37,814	161	—	—
Other	4,424	—	—	—
Total	¥52,368	¥4,509	¥1,709	¥730

6. Inventories

Inventories as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
Finished products	**¥107,679**	¥120,986	**$1,018,819**
Work in process	**55,491**	55,698	**525,035**
Raw materials	**13,588**	20,005	**128,565**
Supplies	**2,580**	1,967	**24,411**
	¥179,338	¥198,656	**$1,696,830**

7. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2004 and 2003 were summarized as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
Buildings and structures	**¥263,128**	¥254,567	**$2,489,621**
Machinery and vehicles	**468,636**	477,782	**4,434,062**
Other	**205,900**	198,164	**1,948,150**
	937,664	930,513	**8,871,833**
Less accumulated depreciation	**(615,374)**	(606,307)	**(5,822,443)**
Land	**166,518**	157,895	**1,575,532**
Construction in progress	**20,935**	14,441	**198,079**
Total	**¥509,743**	¥496,542	**$4,823,001**

8. Revaluation Reserve for Land

In accordance with the Land Revaluation Law (Law No. 34, enacted on March 31, 1998), land owned by a consolidated subsidiary for business use was revalued on March 31, 2002. The unrealized gains from the revaluation were included in shareholders' equity as "Revaluation reserve for land," net of deferred taxes. The deferred taxes of the unrealized gains were included in other long-term liabilities. Unrecorded loss on revaluation as of March 31, 2004 was ¥308 million (US$2,914 thousand). According to the Law, the Company and consolidated subsidiaries are not permitted to revalue the land after April 1, 2002.

9. Short-Term Borrowings and Long-Term Debts

Short-term borrowings as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
Bank loans with average interest rate of 0.69% and 1.09% per annum as of March 31, 2004 and 2003, respectively	**¥197,029**	¥173,084	**$1,864,216**
Commercial paper with average interest rate of 0.03% per annum as of March 31, 2004 and 2003	**10,000**	9,000	**94,616**
	¥207,029	¥182,084	**$1,958,832**

Long-term debts as of March 31, 2004 and 2003 consisted of the following:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
Loans principally from banks and insurance companies due through 2014 with average interest rate of 2.50% and 2.17% per annum as of March 31, 2004 and 2003, respectively	**¥ 71,167**	¥ 97,448	**$ 673,356**
Unsecured 0.90% convertible bonds due September 30, 2003, convertible at ¥513.00 for one common share, redeemable before due date	**—**	18,774	**—**
Unsecured 2.10% bonds due August 29, 2003	**—**	10,000	**—**
Unsecured 2.30% bonds due September 30, 2005	**10,000**	10,000	**94,616**
Unsecured 1.76% bonds due April 30, 2004	**10,000**	10,000	**94,616**
Unsecured 0.97% bonds due May 15, 2006	**20,000**	20,000	**189,233**
Unsecured 1.22% bonds due September 30, 2008	**30,000**	30,000	**283,849**
Unsecured 0.89% bonds due September 28, 2007	**10,000**	10,000	**94,616**
Unsecured 0.68% bonds due June 18, 2010	**20,000**	—	**189,233**
Secured 1.80% bonds of a consolidated subsidiary due July 7, 2005	**300**	300	**2,839**
Unsecured 0.93% bonds of a consolidated subsidiary due February 15, 2007	**500**	500	**4,731**
	171,967	207,022	**1,627,089**
Less—Portion due within one year	**(40,888)**	(57,660)	**(386,867)**
	¥131,079	¥149,362	**$1,240,222**

Annual maturities of long-term debts as of March 31, 2004 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
2005	¥ 40,888	$ 386,867
2006	37,968	359,239
2007	29,428	278,437
2008	11,243	106,377
2009	31,225	295,440
2010 and thereafter	21,215	200,729
	¥171,967	$1,627,089

The following assets as of March 31, 2004 and 2003 were pledged as collateral for certain loans:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Notes and accounts receivable, trade	**¥ 30,924**	¥ 34,843	**$ 292,592**
Other current assets	**415**	1,079	**3,927**
Property, plant and equipment	**95,904**	105,815	**907,408**
Other assets	**248**	—	**2,346**
	¥127,491	¥141,737	**$1,206,273**

The unexecuted balance of commitments for borrowings by the Company and consolidated subsidiaries (Subaru of America, Inc. and Subaru Europe N.V./S.A.) as of March 31, 2004 was as follows:

	Millions of yen	*Thousands of U.S. dollars*
Total commitments	¥103,500	$979,279
Less amounts currently executed	19,318	182,780
Unexecuted balance	¥ 84,182	$796,499

10. Unexecuted Balance of Overdraft Facilities and Lending Commitments

The unexecuted balance of overdraft facilities and lending commitments at a consolidated subsidiary (Subaru Finance Co., Ltd.) as of March 31, 2004 was as follows:

	Millions of yen	*Thousands of U.S. dollars*
Total overdraft facilities and lending commitments	¥8,170	$77,301
Less amounts currently executed	4,244	40,155
Unexecuted balance	¥3,926	$37,146

A portion of the overdraft facilities and lending commitments above is subject to credit considerations as documented in the customer contracts. Therefore, the total balance above is not always executable.

11. Pension and Severance Plans

The Company and consolidated domestic subsidiaries have non-contributory funded defined benefit pension plans. The plan of the Company covers 80% of retirement and severance benefits for employees who terminate employment at age 50 or over. Consolidated foreign subsidiaries primarily have defined contribution plans.

"Pension and severance cost" under "Other income (expenses)" in the accompanying consolidated statement of income for the year ended March 31, 2004 represents cost resulted from changes made by certain consolidated subsidiaries in the method of calculating projected pension and severance obligation from the simplified method to the principal method. Under the simplified method, accrued pension and severance liability is provided at the amount that would have been payable if all employees had voluntarily retired at the end of the fiscal year, less the amount covered by the plan assets, while accrued pension and severance liability is provided based on the estimated amount of pension and severance obligation (projected benefit obligations), less the fair value of plan assets at the end of the fiscal year under the principal method.

One of the consolidated subsidiaries changed the calculation method to the principal method because the number of employees exceeded 300 due to a merger, and other subsidiaries changed the calculation method as a result of reliability of actuarial calculation based on certain assumptions increased.

As a result, other income decreased by ¥1,268 million (US$11,997 thousand) and income before income taxes and minority interest decreased by the same amount.

Reconciliation between the projected pension and severance obligation and accrued pension and severance liability as of March 31, 2004 and 2003 was as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
a. Projected pension and severance obligation	**¥139,686**	¥130,994	**$1,321,658**
b. Plan assets	**(54,946)**	(44,873)	**(519,879)**
c. Unfunded pension and severance obligations	**84,740**	86,121	**801,779**
d. Unamortized actuarial gain/loss	**(19,613)**	(21,137)	**(185,571)**
e. Unamortized prior service cost	**(3,546)**	(3,841)	**(33,551)**
f. Net amount recorded in balance sheet	**61,581**	61,143	**582,657**
g. Prepaid pension cost	**(73)**	(27)	**(691)**
h. Accrued pension and severance liability	**¥ 61,654**	¥ 61,170	**$ 583,348**

Notes: 1. The above amounts included the government pension plan funded by social security taxes paid by employees and employer.
2. Certain insignificant consolidated subsidiaries calculated the liability using the simplified method.
3. Unamortized prior service cost arose from the change of retirement regulation for employees by certain consolidated subsidiaries.
4. In addition to the above plan assets, there were plan assets for the multi-employer pension plan amounting to ¥16,824 million (US$159,183 thousand) and ¥17,560 million for the years ended March 31, 2004 and 2003, respectively. The plan assets for the multi-employer pension plan could not be allocated to each specific participating employer and were allocated based on the number of participants.

Periodic pension and severance costs for the years ended March 31, 2004, 2003 and 2002 consisted of the following:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	2002	**2004**
a. Service cost	**¥10,695**	¥10,004	¥ 9,099	**$101,192**
b. Interest cost	**3,075**	3,047	3,284	**29,094**
c. Expected return on plan assets	**(1,155)**	(1,262)	(1,856)	**(10,928)**
d. Amortization of actuarial gain/loss	**1,269**	770	422	**12,007**
e. Amortization of prior service cost	**295**	296	—	**2,791**
f. Pension and severance cost	**¥14,719**	¥12,855	¥10,949	**$134,156**

Notes: 1. The above amounts did not include the social security taxes paid by employees.
2. Service costs of consolidated subsidiaries using the simplified method were included in service cost above.
3. Service costs above included service cost for the multi-employer pension plan amounting to ¥1,096 million (US$10,370 thousand), ¥907 million and ¥846 million for the years ended March 31, 2004, 2003 and 2002, respectively, for which plan assets could not be allocated to each specific participating employer.
4. Service costs above included contributions for the defined contribution plans of consolidated foreign subsidiaries amounting to ¥1,549 million (US$14,656 thousand), ¥1,579 million and ¥1,286 million for the years ended March 31, 2004, 2003 and 2002, respectively.
5. In addition to the pension and severance cost above, additional retirement payments amounting to ¥120 million (US$1,135 thousand), ¥137 million and ¥56 million for the years ended March 31, 2004, 2003 and 2002, respectively, were included in general and administrative expenses.

Actuarial assumptions used in computation of pension and severance liability were as follows:

a. Attribution of expected benefit obligation	The straight-line method
b. Discount rate	2.0%–2.5% (FY2003: 2.5%–3.5%)
c. Expected rate of return on plan assets	1.4%–4.0%
d. Amortization of actuarial gain/loss	5–18 years (It is amortized by the straight-line method starting from the following fiscal year based on the periods shorter than the average remaining service periods of the eligible employees)
e. Amortization of prior service cost	14 years

12. Income Taxes

The Company and consolidated subsidiaries were subject to a number of taxes based on income, which in aggregate, resulted in normal statutory income tax rates of approximately 41.8% for the years ended March 31, 2004, 2003 and 2002.

A reconciliation of the statutory income tax rate in Japan to the Company's effective income tax rate for the years ended March 31, 2004, 2003 and 2002 was as follows:

	2004	*2003*	*2002*
Statutory income tax rate in Japan	**41.8%**	41.8%	41.8%
Increase (reduction) in taxes resulting from:			
Changes in valuation allowance and tax benefit realized from the losses carried forward	**1.6**	(8.1)	6.8
Adjustment of past corporate income taxes and corporate income taxes refundable	**(5.3)**	(6.3)	1.4
Special deduction on corporate income taxes	**(4.9)**	(3.1)	—
Entertainment and other non-deductible expenses	**0.9**	2.5	1.4
Effect of change in the statutory income tax rate in Japan	**1.3**	1.5	—
Effect of lower taxes on foreign income	**—**	—	(0.7)
Amortization of consolidation adjustments	**(3.4)**	—	—
Other	**(0.7)**	0.6	(0.3)
Effective income tax rate	**31.3%**	28.9%	50.4%

Significant components of the deferred tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	**2004**
Deferred tax assets:			
Deficit carry forwards	**¥ 4,696**	¥ 4,733	**$ 44,432**
Unrealized gain on sales of inventories	**7,660**	11,280	**72,476**
Accrued pension and severance liabilities	**22,294**	20,409	**210,938**
Accrued expenses	**10,631**	5,047	**100,587**
Accrued bonuses	**6,924**	6,005	**65,512**
Accrued warranty claims	**8,049**	7,452	**76,157**
Loss on valuation of investment securities	**—**	3,964	**—**
Unrealized gain on sales of property, plant and equipment	**6,477**	6,491	**123,597**
Loss on valuation of property, plant and equipment	**—**	3,400	**—**
Other	**18,979**	25,303	**179,572**
Total deferred tax assets	**85,710**	94,084	**873,271**
Valuation allowance	**(9,202)**	(8,967)	**(149,380)**
Total deferred tax assets, net of valuation allowance	**76,508**	85,117	**723,891**
Deferred tax liabilities:			
Depreciation/amortization expenses	**(11,946)**	(15,931)	**(113,029)**
Net unrealized holding gains on investment securities	**(6,999)**	(2,332)	**(66,222)**
Revaluation reserve for land	**(478)**	(442)	**(4,523)**
Advanced depreciation reserve	**(468)**	—	**(4,428)**
Other	**(1,745)**	(721)	**(16,510)**
Total deferred tax liabilities	**(21,636)**	(19,426)	**(204,712)**
Net deferred tax assets	**¥54,872**	¥65,691	**$519,179**

Net deferred tax assets were included in the following accounts in the accompanying consolidated balance sheets.

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	**2004**
Current assets—Deferred tax assets	**¥34,149**	¥40,340	**$323,105**
Investments and other assets—Deferred tax assets	**29,707**	33,466	**281,077**
Current liabilities—Other current liabilities	**0**	(1)	**0**
Long-term liabilities—Other long-term liabilities	**(8,984)**	(8,114)	**(85,003)**
Total net deferred tax assets	**¥54,872**	¥65,691	**$519,179**

Effective for years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 41.8% for current items and 40.5% for non-current items as of March 31, 2003 and 40.5% for both current and non-current item as of March 31, 2004.

As a result of the change in the aggregate statutory income tax rates, net deferred tax assets decreased by ¥640 million and income taxes—deferred on the consolidated statement of income, net unrealized holding gains on securities, revaluation reserve for land and minority interest increased by ¥728 million, ¥73 million, ¥8 million and ¥7 million, respectively, in the fiscal year 2003.

13. Shareholders' Equity

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

Effective October 1, 2001, the Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. [The total amount of legal earnings reserve and additional paid-in capital of the Company has been reached to 25% of common stock, and therefore the Company is not required to provide legal earnings reserve any more.] The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code.

In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2004 include amounts representing final cash dividends of ¥3,504 million (US$33,154 thousand), ¥9 (US$0.09) per share, and directors' bonuses of ¥100 million (US$946 thousand), which were approved at the shareholders' meeting held on June 25, 2004.

14. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended March 31, 2004, 2003 and 2002 consisted of the following:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	*2003*	*2002*	***2004***
Transportation and packing expenses	**¥ 14,004**	¥ 14,089	¥ 14,171	**$ 132,501**
Advertisement cost	**53,257**	51,279	51,196	**503,898**
Sales incentives	**33,150**	25,640	22,182	**313,653**
Salary and bonus	**52,211**	55,446	55,298	**494,001**
Research and development cost	**56,405**	58,788	53,735	**533,684**
Others	**94,384**	87,992	84,481	**893,027**
	¥303,411	¥293,234	¥281,063	**$2,870,764**

15. Loss on Liquidation of Affiliated Companies and Discontinued Operations

In fiscal 2002, the Company recorded loss on liquidation of affiliated companies to cover potential losses from liquidation and guarantees based on the reasonable assessment of the financial condition of the affiliated companies.

The Company terminated the operation of Bus and Train Production by March 31, 2003. Loss on discontinued operations due to the termination of bus production was ¥893 million and train production was ¥989 million.

16. Leases

(1) Information as lessee

As allowed under Japanese accounting standards, the Company and consolidated subsidiaries in Japan account for finance leases, which do not transfer ownership of leased assets to lessees as stipulated in lease contracts, as an operating lease. The "as if capitalized" information of such leases was as follows:

Details of the leased assets:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	**2004**
Machinery, equipment and vehicles	**¥1,465**	¥1,156	**$13,861**
Other tangible assets	**2,634**	2,677	**24,922**
Intangibles assets	**435**	536	**4,116**
	4,534	4,369	**42,899**
Accumulated depreciation/amortization	**(2,268)**	(2,671)	**(21,459)**
Net	**¥2,266**	¥1,698	**$21,440**

Information related to finance leases for the years ended March 31, 2004, 2003 and 2002 was as follows:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	2002	**2004**
Rent paid	**¥757**	¥990	¥1,331	**$7,162**
Depreciation/amortization expenses	**739**	895	1,246	**6,992**
Interest expense portion	**51**	54	73	**483**

The future minimum lease/rent payments, excluding the portion of interest thereon, as of March 31, 2004 and 2003 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	**2004**
Finance leases:			
Due within one year	**¥ 581**	¥ 597	**$ 5,497**
Due after one year	**1,773**	868	**16,776**
	¥ 2,354	¥ 1,465	**$ 22,273**
Operating leases:			
Due within one year	**¥ 8,538**	¥ 6,296	**$ 80,783**
Due after one year	**50,700**	65,570	**479,705**
	¥59,238	¥71,866	**$560,488**

(2) Information as lessor

Capitalized lease assets for finance leases as of March 31, 2004 and 2003 were as follows:

	Millions of yen	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	**2004**
Machinery, equipment and vehicles	**¥22,505**	¥21,544	**$212,934**
Other tangible assets	**9,353**	7,742	**88,495**
Intangible assets	**1,261**	755	**11,931**
	33,119	30,041	**313,360**
Accumulated depreciation/amortization	**(14,814)**	(12,585)	**(140,165)**
	¥18,305	¥17,456	**$173,195**

Information related to finance leases for the years ended March 31, 2004, 2003 and 2002 was as follows:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	2002	**2004**
Rent received	**¥8,882**	¥9,273	¥7,832	**$84,038**
Depreciation/amortization expenses	**6,438**	6,236	5,894	**60,914**
Interest income portion	**1,579**	1,688	1,153	**14,940**

The future minimum lease/rent payments receivable, excluding the portion of interest thereon, as of March 31, 2004 and 2003 was as follows:

	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	**2004**
Finance leases:			
Due within one year	**¥ 7,663**	¥ 7,083	**$ 72,505**
Due after one year	**13,947**	13,071	**131,961**
	¥21,610	¥20,154	**$204,466**
Operating leases:			
Due within one year	**¥ 4,161**	¥ 5,084	**$ 39,370**
Due after one year	**4,502**	3,291	**42,596**
	¥ 8,663	¥ 8,375	**$ 81,966**

17. Contingent Liabilities

Contingent liabilities as of March 31, 2004 were as follows:

	Millions of yen	Thousands of U.S. dollars
Trade notes receivable discounted with banks	¥ 23	$ 218
As guarantor of the indebtedness from financial institutes	38,031	359,835

18. Derivative Financial Instruments

In the normal course of business, the Company and consolidated subsidiaries employ derivative financial instruments, including foreign exchange forward contracts, foreign currency options and interest rate swaps, to manage their exposure to fluctuations in foreign currency exchange rates and interest rates. The Company and consolidated subsidiaries do not use derivatives for speculative or trading purposes.

Fair value information of the derivative financial instruments as of March 31, 2004 and 2003 was as follows:

(1) Foreign currency contracts:

(a) As of March 31, 2004:

	Millions of yen			Thousands of U.S. dollars		
	Contract amount	Fair value	Valuation gains (losses)	Contract amount	Fair value	Valuation gains (losses)
Foreign currency options contracts:						
Sell—						
Call U.S. dollar	**¥29,726**			**$281,257**		
	[398]	**¥ 93**	**¥305**	**[3,766]**	**$ 880**	**$2,886**
Buy—						
Put U.S. dollar	**29,571**			**279,790**		
	[398]	**255**	**(143)**	**[3,766]**	**2,413**	**(1,353)**

(b) As of March 31, 2003:

	Millions of yen		
	Contract amount	*Fair value*	*Valuation gains (losses)*
Foreign currency options contracts:			
Sell—			
Call U.S. dollar	¥10,582		
	[97]	¥196	¥ (99)
Buy—			
Put U.S. dollar	10,582		
	[97]	127	30

Note: The amounts in [brackets] are the carrying amounts of the premium on the option recorded as other current assets or liabilities.

(2) Interest rate contracts:

(a) As of March 31, 2004:

	Millions of yen			Thousands of U.S. dollars		
	Contract amount	*Fair value*	*Valuation gains (losses)*	*Contract amount*	*Fair value*	*Valuation gains (losses)*
Interest swap contracts:						
Receive floating rate						
pay fixed rate	**¥5,300**	**¥(74)**	**¥(74)**	**$50,147**	**$(700)**	**$(700)**

(b) As of March 31, 2002:

	Millions of yen		
	Contract amount	*Fair value*	*Valuation gains (losses)*
Interest swap contracts:			
Receive floating rate			
pay fixed rate	¥5,800	¥(134)	¥(134)

Method to determine fair value is based on quotations obtained from financial institutions.

Derivative financial instruments, principally forward exchange contracts and interest swaps, that qualify as a hedge and are accounted for using the deferred hedge accounting method are excluded from the above table according to the disclosure requirements.

19. Segment Information

Information by industry segment

The Company and consolidated subsidiaries operate principally in four industry segments: automobiles, industrial products, aerospace and other business fields (including eco-related equipment).

A summary of net sales, operating income, assets, depreciation/amortization expenses and capital expenditures by industry segments for the years ended March 31, 2004, 2003 and 2002 was shown below:

Net sales:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	*2003*	*2002*	***2004***
Net sales:				
Automobiles—				
Outside customers	**¥1,316,951**	¥1,229,807	¥1,219,766	**$12,460,507**
Inter-segment	**3,847**	3,231	2,970	**36,399**
Sub-total	**1,320,798**	1,233,038	1,222,736	**12,496,906**
Industrial products—				
Outside customers	**42,257**	41,586	39,419	**399,820**
Inter-segment	**333**	75	136	**3,151**
Sub-total	**42,590**	41,661	39,555	**402,971**
Aerospace—				
Outside customers	**56,632**	63,009	66,276	**535,831**
Inter-segment	**218**	76	53	**2,063**
Sub-total	**56,850**	63,085	66,329	**537,894**
Other—				
Outside customers	**23,611**	37,935	37,032	**223,398**
Inter-segment	**3,284**	3,526	3,658	**31,072**
Sub-total	**26,895**	41,461	40,690	**254,470**
Total	**1,447,133**	1,379,245	1,369,310	**13,692,241**
Corporate and elimination	**(7,682)**	(6,908)	(6,817)	**(72,684)**
Consolidated total	**¥1,439,451**	¥1,372,337	¥1,362,493	**$13,619,557**

Segment profit or loss:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	*2003*	*2002*	***2004***
Operating income (loss):				
Automobiles	**¥52,114**	¥67,307	¥85,649	**$493,083**
Industrial products	**(299)**	(866)	(290)	**(2,829)**
Aerospace	**(327)**	3,359	7,412	**(3,094)**
Other	**(1,482)**	(3,114)	(4,209)	**(14,022)**
Total	**50,006**	66,686	88,562	**473,138**
Corporate and elimination	**318**	835	(82)	**3,009**
Consolidated total	**¥50,324**	¥67,521	¥88,480	**$476,147**

Assets:

	Millions of yen 2004	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars 2004
Total assets:				
Automobiles	**¥1,139,138**	¥1,140,525	¥1,053,708	**$10,778,106**
Industrial products	**57,432**	55,793	62,126	**543,400**
Aerospace	**109,684**	101,130	110,156	**1,037,790**
Other	**76,695**	75,360	70,233	**725,660**
Total	**1,382,949**	1,372,808	1,296,223	**13,084,956**
Corporate and elimination	**(33,222)**	(28,736)	(26,665)	**(314,334)**
Consolidated total	**¥1,349,727**	¥1,344,072	¥1,269,558	**$12,770,622**

Other significant items:

	Millions of yen 2004	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars 2004
Depreciation/amortization expenses:				
Automobiles	**¥ 65,486**	¥ 61,743	¥ 57,724	**$ 619,605**
Industrial products	**2,115**	2,133	2,055	**20,011**
Aerospace	**1,712**	1,772	2,084	**16,198**
Other	**1,799**	2,248	2,101	**17,021**
Total	**71,112**	67,896	63,964	**672,835**
Corporate and elimination	**—**	—	—	**—**
Consolidated total	**¥ 71,112**	¥ 67,896	¥ 63,964	**$ 672,835**
Capital expenditures for segment assets:				
Automobiles	**¥118,591**	¥111,584	¥109,054	**$1,122,065**
Industrial products	**852**	3,551	3,223	**8,061**
Aerospace	**2,893**	1,284	988	**27,372**
Other	**5,690**	3,004	5,111	**53,837**
Total	**128,026**	119,423	118,376	**1,211,335**
Corporate and elimination	**—**	—	—	**—**
Consolidated total	**¥128,026**	¥119,423	¥118,376	**$1,211,335**

Notes: 1. Definition of business segments

Business segments are defined based on product line and market.

2. Main products by each business segment

Business segment	*Main products*
Automobiles	*Passenger cars, minicars*
Industrial products	*General-purpose engines, power generators*
Aerospace	*Aircraft, parts of space-related devices*
Other	*Eco-related equipment, houses, real estate*

3. All operating costs and expenses are allocated to each business segment.

4. All figures in corporate and elimination represent elimination.

5. "Rail cars" and "buses" are excluded from main products of "Other segment" as a result of termination of the operation of Bus and Train Production by March 31, 2003.

6. Change of accounting policy

(Fiscal 2004)

Revenue recognition

As stated in "Summary of Significant Accounting Policies," the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥5,000 million, from the delivery basis to the percentage-of-completion method since the fiscal year ended March 31, 2004. As a result of the change, in the Aerospace segment, net sales increased by ¥4,013 million (US$37,970 thousand) and operating income increased by ¥231 million (US$2,186 thousand) as compared with amounts assumed by application of previous policy.

(Fiscal 2003)

None.

(Fiscal 2002)

Accrued directors' severance and retirement benefits

Previously, severance and retirement benefits for directors were recorded as expense when paid. However, for the purpose of more accurately matching them with the period in which they arise, an accrual method of recording such expenses has been employed beginning from the current year. The impact of such change on statements of income has not been significant.

Information by geographic area

A summary of net sales, operating income and assets by geographic area for the years ended March 31, 2004, 2003 and 2002 was shown below:

Net sales:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	2002	**2004**
Net sales:				
Japan—				
Outside customers	**¥ 840,330**	¥ 786,257	¥ 801,351	**$ 7,950,894**
Inter-segment	**263,260**	295,900	280,213	**2,490,870**
Sub-total	**1,103,590**	1,082,157	1,081,564	**10,441,764**
North America—				
Outside customers	**590,271**	582,326	557,509	**5,584,928**
Inter-segment	**1,692**	1,971	1,972	**16,009**
Sub-total	**591,963**	584,297	559,481	**5,600,937**
Other—				
Outside customers	**8,850**	3,754	3,633	**83,735**
Inter-segment	**344**	231	85	**3,255**
Sub-total	**9,194**	3,985	3,718	**86,990**
Total	**1,704,747**	1,670,439	1,644,763	**16,129,691**
Corporate and elimination	**(265,296)**	(298,102)	(282,270)	**(2,510,134)**
Consolidated total	**¥1,439,451**	¥1,372,337	¥1,362,493	**$13,619,557**

Segment profit or loss:

	Millions of yen	*Millions of yen*	*Millions of yen*	*Thousands of U.S. dollars*
	2004	2003	2002	**2004**
Operating income:				
Japan	**¥37,670**	¥57,136	¥72,393	**$356,420**
North America	**1,071**	15,824	20,705	**10,133**
Other	**259**	127	63	**2,451**
Total	**39,000**	73,087	93,161	**369,004**
Corporate and elimination	**11,324**	(5,566)	(4,681)	**107,143**
Consolidated total	**¥50,324**	¥67,521	¥88,480	**$476,147**

Assets:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. dollars
	2004	2003	2002	**2004**
Assets:				
Japan	**¥1,077,341**	¥1,020,224	¥1,031,129	**$10,193,405**
North America	**309,842**	373,125	282,230	**2,931,611**
Other	**2,102**	1,141	1,220	**19,889**
Total	**1,389,285**	1,394,490	1,314,579	**13,144,905**
Corporate and elimination	**(39,558)**	(50,418)	(45,021)	**(374,283)**
Consolidated total	**¥1,349,727**	¥1,344,072	¥1,269,558	**$12,770,622**

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Other: Europe
3. All operating costs and expenses are allocated to each segment.
4. All figures in corporate and elimination represent elimination.
5. Change of accounting policy
(Fiscal 2004)
Revenue recognition
As stated in "Summary of Significant Accounting Policies," the Company changed the revenue recognition policy for the Aerospace Division's production contracts with the production term exceeding one year and the amount of each contract exceeding ¥5,000 million, from the delivery basis to the percentage-of-completion method since the fiscal year ended March 31, 2004. As a result of the change, in the Japan segment, net sales increased by ¥4,013 million (US$37,970 thousand) and operating income increased by ¥231 million (US$2,186 thousand) as compared with amounts assumed by application of previous policy.
(Fiscal 2003)
None.
(Fiscal 2002)
Accrued directors' severance and retirement benefits
Previously, severance and retirement benefits for directors were recorded as expense when paid. However, for the purpose of more accurately matching them with the period in which they arise, an accrual method of recording such expenses has been employed beginning from the current year. The impact of such change on statements of income has not been significant.

Overseas sales

Overseas sales for the years ended March 31, 2004, 2003 and 2002 were summarized as follows:

	Millions of yen		Millions of yen		Millions of yen		Thousands of U.S. dollars
	2004		2003		2002		**2004**
Overseas sales:							
North America	**¥ 624,372**	**43.4%**	¥ 622,783	45.4%	¥ 607,630	44.6%	**$ 5,907,759**
Europe	**101,049**	**7.0**	72,841	5.3	56,820	4.2	**956,088**
Other	**86,113**	**6.0**	77,453	5.6	66,778	4.9	**814,770**
Total	**¥ 811,534**	**56.4%**	¥ 773,077	56.3%	¥ 731,228	53.7%	**$ 7,678,437**
Consolidated net sales	**¥1,439,451**	**100.0%**	¥1,372,337	100.0%	¥1,362,493	100.0%	**$13,619,557**

Notes: 1. Geographic areas are based on geographical proximity.
2. Principal countries or districts in each geographic area:
North America: United States and Canada
Europe: Germany, Switzerland and England
Other: Australia
3. Overseas sales are sales outside of Japan by the Company and consolidated subsidiaries.

20. Subsequent Event

On May 14, 2004, the Company concluded a share exchange agreement with Yusoki Kogyo K.K., a consolidated subsidiary. As a result, Yusoki Kogyo K.K. will become a wholly owned subsidiary of the Company for the years ending March 31, 2005. Detail information about the share exchange agreement is as follows:

(1) Condition of the share exchange:

(a) Schedule:

Date	
May 14, 2004	Signing of the share exchange agreement
June 29, 2004	Approval of the share exchange agreement at shareholders' meeting of Yusoki Kogyo K.K.
August 3, 2004	Date of the share exchange

Pursuant to Article 358 of the Japanese Commercial Code (simple exchange of stock), the Company will exchange shares without approval at shareholders' meeting.

(b) Share exchange ratio:

	FUJI HEAVY INDUSTRIES LTD. (to be 100% parent company)	*Yusoki Kogyo K.K. (to be 100% subsidiary)*
Share exchange ratio	1	0.17

(c) Cash distribution upon share exchange:
There will be no cash distribution in relation to the share exchanges.

(2) Condition after share exchange:

(a) Company name, main business, representative and location of head office:
Both the Company and Yusoki Kogyo K.K. will not change their company name, main business, representative and location of head office.

(b) Common stock of the Company:
The Company will utilize treasury shares for this share exchange, therefore no increase in common stock.

(c) Effects on consolidated financial results:
Yusoki Kogyo K.K. has been a consolidated subsidiary of the Company, so that the impact of the share exchange on consolidated financial results will be insignificant.

Independent Auditors' Report

To the Board of Directors of
FUJI HEAVY INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of FUJI HEAVY INDUSTRIES LTD. ("the Company") and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.
Without qualifying our opinion, we draw attention to the following.

(1) As discussed in Note 2 to the consolidated financial statements, the Company changed the method of the revenue recognition policy for Aerospace Division's production contracts in fiscal year 2004.

(2) As discussed in Note 2 to the consolidated financial statements, the Company and subsidiaries changed the method of accounting for retirement benefit to directors and statutory auditors in fiscal year 2002.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 25, 2004

JAPAN

Fuji Robin Industries Ltd. (57.9%)
Manufacture, service, and sales of agricultural/forestry equipment, engines, fire pumps, and related parts
http://www5.mediagalaxy.co.jp/fujirobin/

Fuji Machinery Co., Ltd. (69.5%)
Manufacture and sales of automobile parts and industrial product parts
http://www.fuji-machinery.co.jp/

Ichitan Co., Ltd. (51.0%)
Manufacture and sales of forged automobile/industrial product parts
http://www.ichitan.co.jp/

Kiryu Industrial Co., Ltd. (97.5%)
Manufacture of Subaru specially equipped automobiles and distribution of Subaru automobile parts
http://www.kiryu-kougyo.co.jp/

Subaru Kosan Co., Ltd. (100.0%)
Sales and leasing of real estate and travel agency operations

Subaru UI Co., Ltd. (100.0%)
Refurbishment, distribution, and sales of used Subaru automobiles

FICS Corporation (100.0%)
Distribution and service of Volvo automobiles

Subaru Finance Co., Ltd. (100.0%)
Leasing and rental of Subaru automobiles and industrial products and credit, financing, accounting service, and sales of insurance
http://www.subaru-finance.co.jp/

Yusoki Kogyo K.K. (45.6%)
Manufacture and sales of parts for car trailers, crane trucks, construction machinery, and automobiles
http://www.yusoki.co.jp/

TOKYO SUBARU INC. (100.0%)
and 39 other dealerships
Distribution, sales, and service of Subaru automobiles
http://www.sss.ne.jp/tokyo-subaru/

OVERSEAS

Subaru of America, Inc. (100.0%)
and 10 subsidiaries
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8500
Fax: +1-856-488-3137
Distribution and sales of Subaru automobiles and parts
http://www.subaru.com/

Fuji Heavy Industries U.S.A. Inc. (100.0%)
and one subsidiary
c/o Subaru of America, Inc.
Subaru Plaza, 2235 Route 70 West, Cherry Hill, NJ 08002, U.S.A.
Phone: +1-856-488-8532
Fax: +1-856-488-9279
Distribution and sales of Subaru automobiles and parts

Subaru Research & Development, Inc.
3995 Research Park Drive, Ann Arbor, MI 48108, U.S.A.
Phone: +1-734-623-0075
Fax: +1-734-623-0076
Research and development of automobiles

Subaru of Indiana Automotive, Inc. (100.0%)
and one subsidiary
5500 State Road 38 East, Lafayette, IN 47905, U.S.A.
Phone: +1-765-449-1111
Fax: +1-765-449-6952
Manufacture of Subaru automobiles
http://www.subaru-sia.com/

Subaru of Taiwan Co., Ltd.
8F-1, No. 100, Sec. 2, Chung Hsiao E. Rd.,
Taipei, Taiwan
Phone: +886-2-8866-6630
Fax: +886-2-2832-4021
http://www.subaru-sot.com.tw/

Subaru Canada, Inc. (100.0%)
and one subsidiary
5990 Falbourne Street, Mississauga, Ontario, Canada L5R 3S7
Phone: +1-905-568-4959
Fax: +1-905-568-8087
Distribution and sales of Subaru automobiles
http://www.subaru.ca/

Subaru Europe N.V./S.A. (100.0%)
Hermesstraat 6C, 1930 Nossegem-Zaventem, Belgium
Phone: +32-2-714-0400
Fax: +32-2-725-7792
Distribution, sales and marketing of automobiles, parts and accessories

Robin Manufacturing U.S.A., Inc. (60.0%)
1201 Industrial Road, Hudson, WI 54016, U.S.A.
Phone: +1-715-381-5902
Fax: +1-715-381-5901
Manufacture and sales of general-purpose, four-wheel buggy and golf cart engines

Investor Information (As of March 31, 2004)

Head Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku,
Tokyo 160-8316, Japan
Phone: +81-3-3347-2111
Fax +81-3-3347-2338

Investor Relations Office
Subaru Building, 7-2, Nishi-Shinjuku 1-chome, Shinjuku-ku,
Tokyo 160-8316, Japan
Phone: +81-3-3347-2655
Fax: +81-3-3347-2295

Established
July 15, 1953

Paid-in Capital
¥153,795 million

Number of Shareholders
45,178

Number of Common Stock Issued and Outstanding
782,865,873

Domestic Manufacturing Divisions
Gunma Manufacturing Division (Automobile Division)
Utsunomiya Manufacturing Division (Aerospace Division and Eco technologies Division)
Saitama Manufacturing Division (Industrial Products Division)

Major Shareholders
General Motors of Canada Limited
Japan Trustee Services Bank, Ltd.
The Chase Manhattan Bank, N.A. London
The Master Trust Bank of Japan, Ltd.
Mizuho Corporate Bank, Ltd.
Suzuki Motor Corporation
The Nippon Life Insurance Company
Sompo Japan Insurance Inc.
The Nomura Trust & Banking Co., Ltd
The Share Holding Association of FHI Business Partners

Stock Listings
Tokyo Stock Exchange

Transfer Agent
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Web Site Address
http://www.fhi.co.jp/english/

Quarterly Common Stock Price Range (Tokyo Stock Exchange)



(Yen)
1200
1000
800
600
400
200
0

FY	2000	2001	2002	2003	**2004**
High	¥1,189	¥925	¥944	¥712	**¥668**
Low	647	608	471	362	**414**

FUJI HEAVY INDUSTRIES LTD.

Subaru Building, 7-2, Nishi-Shinjuku 1-chome,
Shinjuku-ku, Tokyo 160-8316, Japan

http://www.fhi.co.jp/english/



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